Exhibit 99.3

EXECUTION VERSION

business combinatIon agreement

relating to

Project Quail

between

Crown NL Bidco B.V.

and

QIAGEN N.V.

Dated	21 October 2026

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	5.4	Reasonable Best Efforts; Information	39
6	Extraordinary general meeting		39
	6.1	Convocation of the EGM	39
	6.2	EGM Resolutions	40
	6.3	Post-Closing Restructuring Decision	42
	6.4	Shareholder Identification	43
7	Post-Offer Corporate Governance		43
	7.1	Composition of the Managing Board Post Completion of the Offer	43
	7.2	Composition of the Supervisory Board	44
	7.3	Particular Responsibilities of the Independent Members	45
	7.4	Resignation of Other Supervisory Board Members	45
8	Post-Offer Restructuring		45
	8.1	Delisting	45
	8.2	Statutory Squeeze-Out Proceedings	46
	8.3	Post-Closing Restructuring	47
	8.4	Other Post-Closing Measures	52
9	Indemnification; Insurance		54
	9.1	Indemnification	54
	9.2	Insurance	54
	9.3	Third-Party Beneficiaries	55
10	Non-financial covenants		55
11	Duration, non-financial covenants		56
	11.1	Duration	56
	11.2	Benefit and Enforcement	57
12	Company Equity Plans and other incentive arrangements		57
	12.1	Company RSUs and Company PSUs	57
	12.2	Transaction Payments	58
	12.3	Timing of Payments	58
	12.4	Tax	59
	12.5	Incentive and Retention Arrangements following Settlement	59
	12.6	Supervisory Board Action	60
	12.7	Code Section 280G	60
13	Interim Period and further undertakings		61
	13.1	Consultation and Cooperation	61
	13.2	Conduct of the Company during Interim Period	61
	13.3	Conduct of the Buyer during Interim Period	62
	13.4	Transaction Planning	63
14	Regulatory Clearances		65

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15	Exclusivity		68
16	Superior Proposal		69
	16.1	Potential Superior Proposal	69
	16.2	Superior Proposal	70
17	Termination		72
	17.1	Termination by either of the Parties	72
	17.2	Consequences of Termination	73
18	Termination Payment		73
	18.1	Termination Payment	73
	18.2	Reverse Termination Payment	75
	18.3	Termination Payment and Tax	76
	18.4	Specific Performance and Related Provisions	77
19	Confidentiality and public announcements		77
	19.1	Substance of Agreement	77
	19.2	Non-Disclosure	77
	19.3	Press Releases and Contact with Journalists	78
	19.4	Confidentiality Agreement	78
20	Assignment		79
	20.1	No Assignment	79
	20.2	Assignment to Wholly-Owned Subsidiaries of the Buyer	79
	20.3	Assignment to Affiliates by the Company after Liquidation or Dissolution	80
21	Costs		80
22	No waiver		80
23	No rescission		81
24	Further assurances		81
25	Invalidity		81
26	Third-party rights		81
27	Entire agreement and amendment		82
28	Notices		82
29	Counterparts		83
30	Governing law and Forum		84
	30.1	Governing Law	84

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	30.2	Forum	84
	30.3	Waiver Of Jury Trial	85
	30.4	Applicability to Other Agreements	85
	30.5	Rules of Construction	85
31	REPRESENTATIONS AND WARRANTIES		86
	31.1	Representations and Warranties of the Company	86
	31.2	Representations and Warranties of the Buyer	87
	31.3	No recourse	87
32	Debt Financing Sources		88

Schedules

Schedule 1	Definitions

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BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT IS DATED 21 October 2026 AND MADE BETWEEN:

(1)	QIAGEN N.V., a Dutch public company with limited liability, with its corporate seat in Venlo, the Netherlands and its office address at Hulsterweg 82, 5912 PL Venlo, the Netherlands, Trade Register of the Netherlands Chamber of Commerce number 12036979 (the "Company");

and

(2)	Crown NL Bidco B.V., a Dutch private company with limited liability, with its corporate seat in Amsterdam, the Netherlands and its office address at Johannes Vermeerplein 9, 1071DV Amsterdam, the Netherlands, Trade Register of the Netherlands Chamber of Commerce number 42178508 (the "Buyer" or the "Offeror"), the Company and the Buyer each a "Party" and together the "Parties".

BACKGROUND:

(A)	The shares of the Company are listed on the New York Stock Exchange (the "NYSE") and on the Prime Standard of the Frankfurt Stock Exchange (the "Frankfurt Stock Exchange") under ISIN NL0015002SN0.

(B)	On the date of this Agreement, the Company's issued share capital (geplaatst kapitaal) amounts to EUR 2,068,006.17 divided into 206,800,617 ordinary shares. On the date of this Agreement, the Company holds 304,096 ordinary shares in its own share capital (the "Treasury Shares"). As a result, 206,496,521 ordinary shares are currently issued and outstanding.

(C)	The Company has outstanding the Convertible Notes (as defined below), in aggregate principal amounts outstanding as set forth in the VDR.

(D)	Pursuant to the Call Option Agreement between Stichting Preferente Aandelen Qiagen, a foundation (stichting) under the laws of the Netherlands, with statutory seat in Venlo, the Netherlands, and Dutch trade register number 12054997 (the "Foundation") and the Company, the Foundation holds a Call Option for the issue of preference shares in the share capital of the Company. No such preference shares have been issued at the date of this Agreement.

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(E)	On 20 August 2026, EQT Partners GmbH in its capacity as investment advisor to EQT AB and its Affiliates, and the Company entered into a confidentiality agreement (the "Confidentiality Agreement").

(F)	The Buyer intends to acquire the Company by way of a full public tender offer in respect of all issued ordinary shares of the Company (such shares, together with any shares that may be issued by the Company in accordance with this Agreement, the "Company Shares") (the "Offer", and together with the Post-Closing Restructuring Measures, the "Transactions"). The Buyer and the Company have carefully considered the interests of the Company's stakeholders (including the shareholders and the Group's employees) and the rationale for the Transactions, including the importance of the Offeror owning 100% of the Company Shares following completion of the Transactions. The terms and conditions and the mutual understanding of the Company and the Buyer with respect to the Transactions, including the Offer, are set out in this Business Combination Agreement (this "Agreement").

(G)	The Company has received from the Offeror (i) fully executed Equity Commitment Letters (as defined below) and (ii) Financing Documentation and Interim Bridge Financing Documentation in each case duly executed by the Debt Financing Sources (as defined in and as required by Clause 4 (Financing) below).

(H)	After due consideration, the managing board of the Company (the "Managing Board") and the supervisory board of the Company (the "Supervisory Board", and together with the Managing Board, the "Boards") have unanimously determined that, on the terms of and subject to the conditions of this Agreement, the Offer, the other Transactions and the related actions as contemplated in this Agreement are in the best interest of the Company and its associated enterprise, and promote the sustainable success and the sustainable long-term value creation of its business, taking into account the interests of the Company's stakeholders (including its shareholders and its employees).

(I)	The Boards have unanimously approved the terms and conditions of the Agreement, the entry, execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement and the consummation of the Transactions, and confirm that no internal approval is required in connection with the Transactions, except for the approval of the Resolutions by the general meeting of the Company.

(J)	The Boards have duly considered the Offer, the Post-Closing Restructuring Measures and the related actions as contemplated in this Agreement and have unanimously resolved to and shall, on the terms of and subject to the conditions of this Agreement, support and recommend the Offer for acceptance to holders of the Company Shares in the Joint Announcement, the Reasoned Position

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Statement and the Schedule 14D-9 and shall recommend to the Company's shareholders at the relevant general meeting of the Company to vote in favour of the Resolutions

(K)	The management board of the Buyer has determined that, on the terms and subject to the conditions set forth in this Agreement, this Agreement and the Transactions are in the best interests of the Buyer and has approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, and confirms that no additional internal approval is required in connection with the Transactions.

(L)	The Buyer and its advisors have performed a due diligence investigation into certain financial, operational, commercial, legal and Tax aspects of the Group and its businesses based on the information provided by the Company, including a management presentation, and were given the opportunity to ask questions and request additional information.

THE PARTIES AGREE AS FOLLOWS:

1	Definitions and construction

1.1	Definitions

Certain terms used in this Agreement are defined in Schedule 1 (Definitions).

1.2	Construction

1.2.1	In this Agreement, unless a contrary indication appears:

(a)	any reference to a "Party" also refers to its successors in title, permitted assignees and permitted transferees;

(b)	a "Person" includes any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, unincorporated association, organization, including a government or political subdivision or an agency or instrumentality thereof or other entity of any kind or nature;

(c)	"as of" includes the day or moment referred to by it;

(d)	"including" means including without limitation (and all derivative terms are to be construed accordingly);

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(e)	the words "hereof", "herein" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(f)	terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

(g)	the terms "Dollars" and "USD" mean U.S. dollars and references to "EUR" or "Euros" refer to European Union Euros;

(h)	references herein (whether capitalized or not) to a specific Clause, subclause, recital, consideration, Schedule, Exhibit or Annex shall refer, respectively, to clauses, subclauses, recitals, considerations, schedules, exhibits or annexes of this Agreement;

(i)	with respect to the determination of any period of time, the word "from" means "from and including" and the words "to" and "until" each means "to but excluding";

(j)	the word "or" shall be disjunctive but not exclusive;

(k)	references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, re-enacted, supplemented or superseded in whole or in part and in effect from time to time, and to all rules and regulations promulgated thereunder;

(l)	if the last day for the giving of any notice or the performance of any action required or permitted under this Agreement is a day that is not a Business Day, then the time for the giving of such notice or the performance of such action, unless otherwise required by Law, shall be extended to the next succeeding Business Day; and

(m)	references herein to "as of the date hereof", "as of the date of this Agreement" or words of similar import shall be deemed to mean "as of immediately prior to the execution and delivery of this Agreement".

1.2.2	The Schedules are part of this Agreement.

1.2.3	Headings do not affect the interpretation of this Agreement or the rights of the Parties hereunder.

1.2.4	Where the context permits, any reference to a gender includes all genders.

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2	The Offer

2.1	Buyer Undertakings; Preparations of the Offer

2.1.1	The Buyer undertakes to the Company to prepare and make the Offer as promptly as possible in accordance with the Applicable Rules subject to and after the publication of the Tender Offer Document has been cleared by the German Federal Agency for Financial Services Supervision (Bundesanstalt für Finanzdienstleistungsaufsicht) ("Bafin"), and settle the Offer on the terms of and subject to the provisions of this Agreement.

2.1.2	Each of the Parties shall use its reasonable best efforts to ensure that the Transactions will be completed as soon as possible following the date of this Agreement on the terms of and subject to the provisions of this Agreement.

2.1.3	Each of the Parties shall comply with all applicable Laws in connection with the Transactions, including without limitation, the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) (the "German Takeover Act"), the German Takeover Regulation (WpÜG-Angebotsverordnung) (the "German Takeover Regulation"), the Regulation (EU) No 596/2014 of 16 April 2014 on market abuse (the "MAR"), the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder and any SEC Relief therefrom (the "Exchange Act"), the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder and any SEC Relief therefrom (the "Securities Act"), the Dutch Act on Financial Supervision (Wet op het Financieel Toezicht) (the "Wft"), the Dutch Decree on Public Takeovers (Besluit Openbare Biedingen) (the "Dutch Decree"), the rules and regulations promulgated pursuant to the Wft and the Dutch Decree, the rules and regulations of the NYSE and the Frankfurt Stock Exchange, the Dutch Civil Code (Burgerlijk Wetboek) (the "DCC"), the relevant securities and employee consultation rules and regulations in other applicable jurisdictions and any applicable antitrust or Competition Laws (collectively the "Applicable Rules").

2.1.4	Subject to the terms of this Agreement, the Parties will fully cooperate in ensuring that all filings and notices required by the Applicable Rules are timely and properly made in order to consummate the Transactions as contemplated by this Agreement.

2.2	Offer Consideration

2.2.1	The consideration offered for the Company Shares in the Offer will be a cash consideration in the amount of EUR 46.50 (forty-six euro and fifty cents) per Company Share, without interest (such amount, as adjusted pursuant to any increases made either voluntarily by the Buyer in its sole discretion or as required

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in accordance with the provisions of the German Takeover Act (including any claims under Section 31 (3) through (6) German Takeover Act) and the Exchange Act where applicable, the "Offer Consideration").

2.2.2	The Offer Consideration will not be decreased by any dividend or other distribution, prior to, on or after the date hereof. Clause 5.1.1(b) and Clause 13 in conjunction with Schedule 8 (Interim Period) remain unaffected.

2.2.3	In compliance with the terms and conditions of this Agreement and the Applicable Rules, and subject to the prior satisfaction or waiver (to the extent such waiver is not prohibited by the Applicable Rules) of the Offer Conditions, each Company Share validly tendered into the Offer during the Acceptance Period or the Additional Acceptance Period and not properly withdrawn, shall be exchanged for the Offer Consideration at the Settlement Date.

2.3	Certainty of Funds

The Buyer shall procure that the statement of an independent investment services enterprise pursuant to Section 13 para. 1 sentence 2 of the German Takeover Act (the "Cash Confirmation"), confirming that the Buyer has the necessary means at its disposal to fully finance the Offer as well as the related transaction costs, is available prior to filing of the Tender Offer Document for clearance with Bafin. The Buyer has provided to the Company a draft of the Cash Confirmation substantially in the form in which such independent investment services enterprise pursuant to Section 13 para. 1 sentence 2 of the German Takeover Act has agreed to provide the Cash Confirmation.

2.4	Announcement of the Offer

2.4.1	Subject to applicable Law, immediately after the signing of this Agreement, the Offeror shall publish its decision to launch the Offer (the "Offer Announcement") in accordance with Section 10 para. 1 sentence 1, para. 3 of the German Takeover Act, in the form agreed by the Buyer and the Company prior to the execution of this Agreement. A copy of the Offer Announcement is attached hereto as Schedule 2 (Offer Announcement).

2.4.2	Subject to applicable Law, immediately after the signing of this Agreement, the Company shall issue an ad-hoc announcement (the "Ad-Hoc Announcement ") in accordance with Section 17 of the MAR, in the form agreed by the Buyer and the Company prior to the execution of this Agreement. A copy of the Ad-Hoc Announcement is attached hereto as Schedule 3-A.

2.4.3	The execution of this Agreement will furthermore be announced immediately following its execution and in any event prior to the opening of the first (1st) trading day on the Frankfurt Stock Exchange or, if earlier, prior to the opening of

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the first (1st) trading day on the NYSE following the execution of this Agreement by way of a press release issued jointly by the Buyer and the Company (the "Joint Announcement"). A copy of the agreed Joint Announcement is attached hereto as Schedule 3-B.

2.4.4	The Parties will cooperate in ensuring that all filings and notices required under Rule 14d-2(a) and (b) and Rule 14d-9(a) under the Exchange Act, or as otherwise required by the Exchange Act or the NYSE, are timely and properly made and so that the Offer does not commence until the Commencement Date.

2.5	Submission of Offer Documents

2.5.1	As promptly as practicable after the date of this Agreement, the Offeror may apply to Bafin for an extension of the filing period between the date of the Offer Announcement and (first) submission of the Tender Offer Document to Bafin from four (4) to up to eight (8) weeks and consult with Bafin to extend its review period from ten (10) to fifteen (15) Working Days.

2.5.2	As promptly as practicable after the date of this Agreement, the Offeror shall prepare, and shall submit to Bafin at the latest on the date that is required under the German Takeover Act, an offer document (Angebotsunterlage) and any further disclosure information as required under the German Takeover Act, and deemed necessary or beneficial by the Parties (the "Tender Offer Document") and shall further submit to Bafin the Cash Confirmation during Bafin's review period.

2.5.3	To the extent legally permissible, the Buyer will give the Company and its counsel reasonable opportunity to review and comment on the Offer Documents including the Schedule TO each time before any such document is filed with Bafin or the SEC, as applicable; it being understood (i) that the Buyer's reasonable consideration of the Company's comments shall include the right to finally decide on the implementation of any such comments to any of the Offer Documents, and (ii) that the Buyer shall consult with the Company in good faith in relation to any reasonable comments made by the Company on factual statements in the Offer Documents that relate to the Company and shall not unreasonably refuse to incorporate such comments, in each case provided that it is consistent with this Agreement; provided that the Buyer shall remain responsible for the content of the Offer Documents and neither the Company nor its advisors shall assume or be deemed to have assumed any responsibility or liability for the content of the Offer Documents or its compliance with the provisions of the German Takeover Act and the Exchange Act, except that the Company shall be responsible for the accuracy and completeness of all information provided by or on behalf of the Company for inclusion in the Offer Documents.

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2.5.4	To the extent legally permissible, the Company agrees to cooperate in the preparation of the Offer Documents including the Schedule TO, and shall provide promptly all such information relating to the Company and its Affiliates as may reasonably be requested by the Buyer to be included in the Offer Documents including the Schedule TO or as may otherwise be required under the Applicable Rules, and to provide promptly, and cause its directors, officers, employees, outside legal counsel, accountants and financial advisors to provide promptly, such customary assistance as may be reasonably requested by the Buyer in connection with the foregoing.

2.5.5	Subject to any applicable Law and the next sentence, the Company shall upon reasonable notice by the Buyer (i) furnish the Buyer with a list of its shareholders and mailing labels containing the names and addresses of the record holders of the Company Shares and (ii) use reasonable best efforts to provide any security position listings and information regarding beneficial owners, in each case (i) and (ii), as of the most recent practicable date. In the event that the Company is prohibited from providing any such information, it shall request permission from the applicable shareholders to provide such information to the Buyer. Except as required by applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer, (i) the Buyer and its Affiliates and Representatives shall hold in confidence the information contained in such files, shall use such information only in connection with the Transactions and (ii) if this Agreement is terminated, the Buyer shall deliver to the Company or (at its election) destroy and shall use its reasonable best efforts to cause its Affiliates and Representatives to deliver to the Company or (at their election) destroy (and confirm such destruction to the Company) all copies and any extracts or summaries from such information then in their possession.

2.6	Commencement of the Offer and Filing of the Schedule TO

2.6.1	If Bafin permits the publication of the Tender Offer Document only in a form that is not in accordance with the provisions of this Agreement, the Buyer shall make changes to the Tender Offer Document (however, in relation to factual statements in respect of the Company, after consultation with the Company and taking into account any reasonable comments from the Company), so as to be consistent with the changes required by Bafin, it being understood that (i) the wording of the Offer Conditions is subject to discussions with Bafin, it being understood that the Buyer shall not be required to remove from the Tender Offer Document any Offer Conditions, and (ii) the Parties shall negotiate in good faith any other provisions of this Agreement, in each case in order to align this Agreement and the Tender Offer Document reflecting the intention of the Parties under this Agreement as closely as possible. The Buyer shall not be required to waive any Offer Conditions, or accept any changes to the Offer Conditions or the

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other terms of this Agreement that would materially affect the economic intent of the Parties or the substance of the Offer, in each case as of the date of this Agreement, except for changes required by Bafin in accordance with Section 31(1), (6) and (7) German Takeover Act and Section 4 German Takeover Regulation (other than changes caused by the Company or any person acting jointly with the Company within the meaning of Section 2 (5) of the German Takeover Act, except for the Buyer and its Affiliates).

2.6.2	Following approval by Bafin (or the expiration of the review period required under the German Takeover Act without Bafin prohibiting the Offer) of the Tender Offer Document, the Offeror shall publish the Tender Offer Document without undue delay (ohne schuldhaftes Zögern) in accordance with Section 14 para. 2 of the German Takeover Act (the "Tender Offer Publication") and, thereby, commence the Offer.

2.6.3	As promptly as practicable after the date of this Agreement, the Offeror shall prepare, and, on the date of the Tender Offer Publication (the "Commencement Date"), the Offeror shall commence (within the meaning of Rule 14d-2 promulgated under the Exchange Act) the Offer and file with the U.S. Securities and Exchange Commission (the "SEC") a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the "Schedule TO", and together with the Tender Offer Document, the "Offer Documents") pursuant to Rules 14d-2(c) and 14d-3(a) under the Exchange Act. The Buyer shall disseminate the Schedule TO in accordance with Rules 14d-2(c) and 14d-4(a) under the Exchange Act. The Schedule TO will contain or incorporate by reference the Tender Offer Document and a related letter of transmittal and such other information and ancillary offer documents pursuant to which the Offer will be made in the United States as are required by the Applicable Rules and may include such additional information as the Parties reasonably agree should be included therein, such agreement not to be unreasonably withheld, conditioned or delayed. The Buyer shall cause the applicable Offer Documents to be disseminated to holders of Company Shares to the extent required by the Applicable Rules.

2.6.4	Each Party agrees that, if it becomes aware that any information provided by or on behalf of it for use in the Offer Documents, the Schedule 14D-9 or the Reasoned Position Statement would cause any of the Offer Documents, the Schedule 14D-9 or the Reasoned Position Statement to be false or misleading in any material respect or to omit to state any material fact necessary to make the statements therein not false or misleading, in light of the circumstances under which they were made, to promptly inform the other Party thereof and to take all appropriate steps to correct the relevant document or enable the other Party to do so, including causing, or enabling the other Party to cause, such documents, as so corrected, to be filed with the relevant stock market authorities and

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Governmental Authority and at such time as to be reasonably agreed by the Parties, disseminated or made generally available, in each case as and to the extent required by the Applicable Rules.

2.7	Submission of the Reasoned Position Statement and the Schedule 14D-9

2.7.1	The Company will prepare one document combining the recommendation statement (Begründete Stellungnahme) pursuant to Section 27 of the German Takeover Act and the position statement (gemotiveerde standpuntbepaling) pursuant to Section 18 and appendix G of the Dutch Decree (the "Reasoned Position Statement"), which shall be consistent with this Agreement. The Company shall (i) publish the Reasoned Position Statement on the Commencement Date or at the latest within ten (10) Business Days from the Commencement Date in accordance with the Applicable Rules, and publicly announce such publication and send the Reasoned Position Statement to the Dutch Autoriteit Financiële Markten, all in accordance with Section 18 paragraphs 2, 3 and 5 and Section 27 paragraph 2 of the Dutch Decree and to Bafin in accordance with Section 27 paragraph 3 of the German Takeover Act and (ii) inform the Company's employee representatives (or, in the absence of such representatives, the employees) and provide them with the required documentation, all in accordance with Section 27 of the Dutch Decree (the date of such publication, the "Company Position Publication Date").

2.7.2	The Company will prepare a Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented, the "Schedule 14D-9") which shall be consistent with this Agreement. The Company shall file the Schedule 14D-9 with the SEC on the Company Position Publication Date in accordance with Rules 14d-9(b) and 14e-2(a) under the Exchange Act and disseminate the Schedule 14D-9 to holders of Company Shares as and to the extent required by applicable United States federal securities Laws and any other applicable Law.

2.7.3	The Company will give the Buyer and its counsel reasonable opportunity to review and comment on the Reasoned Position Statement before it is published by the Company and on the Schedule 14D-9 each time before it is filed with the SEC; it being understood that the Company shall reasonably consider the Buyer's comments but shall have the right to finally decide on the implementation of any such comments to the Reasoned Position Statement and the Schedule 14D-9, provided, however, that the Company shall not unreasonably refuse to implement any such comments to any sections of the Reasoned Position Statement and the Schedule 14D-9 that relate solely to factual statements in respect of the Buyer, in each case provided that it is consistent with this Agreement; however, the Company shall remain solely responsible for the content of the Reasoned Position Statement and Schedule 14D-9 and neither the Buyer nor any of its

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respective Affiliates, equity commitment providers, (co-)investors or advisors shall assume or be deemed to have assumed any responsibility or liability for the content of the Reasoned Position Statement or the Schedule 14D-9 or their compliance with the provisions of the German Takeover Act and the Exchange Act, except that the Buyer shall be responsible for the accuracy and completeness of all information provided by or on behalf of the Buyer for inclusion in the Reasoned Position Statement or the Schedule 14D-9. To the extent legally permissible, the Buyer agrees to cooperate in the preparation of the Schedule 14D-9 and the Reasoned Position Statement, and shall, subject to Clause 19.4.2, provide promptly all such information relating to the Buyer, EQT XI or any of its Subsidiaries as may reasonably be requested by the Company or required under the Applicable Rules to be included in the Reasoned Position Statement and the Schedule 14D-9 or as may otherwise be required under the Applicable Rules, and to provide promptly, and cause its directors, officers, employees, outside legal counsel, accountants and financial advisors to provide promptly, such customary assistance as may be reasonably requested by the Company in connection with the foregoing.

2.7.4	The Reasoned Position Statement and the Schedule 14D-9 shall include the Fairness Opinions and, subject to Clause 3.4 (Intervening Event) and Clause 16 (Superior Proposal), set forth the Company Recommendation.

2.7.5	The Reasoned Position Statement shall be made available in accordance with the requirements of the German Takeover Act and the Dutch Decree.

2.7.6	In each case to the extent not prohibited by Bafin or the SEC, the Parties will reasonably provide each other and their respective counsel with (i) any comments or other communications, whether written or oral, that a Party or its counsel may receive from time to time from Bafin or the SEC with respect to the Offer Documents, the Reasoned Position Statement or the Schedule 14D-9, as the case may be, or requests for additional information promptly after receipt of those comments or other communications, (ii) a reasonable opportunity to review and comment upon the response of the Buyer or the Company, as the case may be, to those comments and (iii), to the extent reasonably necessary and timely possible in the individual case, an opportunity to participate with the other Party or its counsel in any discussions or meetings with Bafin or the SEC. Each Party will consider in good faith all comments reasonably proposed by the other with respect to the Offer Documents, the Reasoned Position Statement, the Schedule 14D-9, the EGM Materials or any amendments thereto.

2.8	Acceptance Period and Settlement

2.8.1	The Offer shall have an initial acceptance period pursuant to Section 16 para. 1, para. 3 German Takeover Act beginning on the Commencement Date and ending on the date that is ten (10) weeks after the Commencement Date, subject to

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potential extension pursuant to Section 21 para. 5, Section 22 para. 2 German Takeover Act (the "Acceptance Period"; the lapse of the last day of the Acceptance Period, the "End of the Acceptance Period"); provided that, for the avoidance of doubt, in no event shall the End of the Acceptance Period occur on a date that is earlier than twenty (20) business days (as defined in Rule 14d-1(g)(3) under the Exchange Act) after (and including the day of) the Commencement Date.

2.8.2	In the event that at the End of the Acceptance Period all Offer Conditions with the exception of the Offer Conditions set forth in Clause 5.1.1(d) (Competition Clearances), or Clause 5.1.1(e) (Investment Screening Filings) (together the "Regulatory Conditions") are met or have been effectively waived, an additional acceptance period of two (2) weeks starting with the publication of the offer results of the Acceptance Period pursuant to Section 23 para. 1 no. 2 German Takeover Act and Rule 14d-11(d) under the Exchange Act shall apply (the "Additional Acceptance Period") during which the Offeror shall offer to acquire all not yet tendered outstanding Company Shares in accordance with the German Takeover Act.

2.8.3	Notwithstanding anything to the contrary herein, and subject to fulfilment of the provisions set out in the Offer Documents constituting a prerequisite for payment in accordance with the Applicable Rules, the obligations of the Buyer to accept for payment, and pay for, any Company Shares validly tendered and not properly withdrawn pursuant to the Offer shall be solely (ausschließlich) subject to the satisfaction or waiver (to the extent permitted under this Agreement) of the Offer Conditions. To the extent the determination of whether an Offer Condition has been satisfied depends on the opinion of the Independent Expert, the Company will, to the extent legally permissible, provide (in respect of costs other than time spent by officers, directors or employees of any member of the Group or any other internal costs of the Group) at the expense of the Buyer (i) reasonable support to the Independent Expert and (ii) all requisite information regarding itself, its Subsidiaries and the business they operate, as reasonably requested by the Independent Expert to determine whether such Offer Condition has been satisfied.

2.8.4	The Offeror shall settle and consummate the Offer in accordance with its terms and the Applicable Rules, and accept for exchange, and exchange and pay the Offer Consideration for, all the Company Shares validly tendered and not withdrawn pursuant to the Offer within the time period required by the SEC (it being understood that the Parties shall use commercially reasonable efforts that the SEC approves of a period requested by the Buyer, such period not to exceed ten (10) Business Days), in each case following the later of (i) the publication of the offer results of the Additional Acceptance Period pursuant to Section 23 para. 1 no. 3 German Takeover Act and (ii) the publication of the satisfaction of all

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Offer Conditions (the "Settlement", and the time that the Offeror accepts for exchange, and exchanges and pays the Offer Consideration for, all of the Company Shares validly tendered and not withdrawn, the "Settlement Date"). For Company Shares held through a U.S. custodian, the Settlement procedures described in the Offer Documents will describe the process by which tendering holders may receive U.S. dollars upon Settlement; the mechanism and terms for the exchange as part of the Settlement will be customary for a transaction of this type and be determined by the Buyer in its reasonable discretion and subject to Applicable Rules, provided that prior to making any such determination, the Buyer shall consult in good faith with the Company and take into account any reasonable comments from the Company as to the proposed mechanism and terms for the exchange.

2.8.5	Following the start of the Acceptance Period, the Buyer shall use reasonable best efforts to ensure that the tendered Company Shares will be admitted to trading as soon as possible following the start of the Acceptance Period under a separate ISIN code on the Frankfurt Stock Exchange until the third (3rd) trading day prior to the Settlement Date.

2.9	No Additional Purchases

The Buyer shall not, and the Buyer shall cause all covered persons (as defined in Rule 14e-5 under the Exchange Act) not to, directly or indirectly purchase or arrange to purchase any Company Shares or other subject securities (as defined in Rule 14e-5 under the Exchange Act) except as part of the Offer, except as and to the extent permitted by the Applicable Rules (including any SEC Relief).

2.10	SEC Exemptions and Relief

To the extent that the SEC does not confirm that the exemptive and/or no-action relief previously granted in connection with the terminated acquisition of the Company by Thermo Fisher Scientific Inc. (the "Prior SEC Relief") can be relied upon with respect to the Offer and the Transactions, in whole or in part, or if the Buyer and the Company together determine in good faith that additional or supplemental exemptive and/or no-action relief from requirements of the Exchange Act that are in conflict with the requirements of German or Dutch Applicable Rules is necessary or advisable with respect to the Offer and the Transactions (any relief, together with any Prior SEC Relief that is determined to be available, the "SEC Relief"), the Buyer shall, as promptly as practicable following such determination by the Buyer and the Company, submit confidentially to the staff of the SEC a draft request for such SEC Relief. The Buyer will consult with the Company and its counsel and provide the Company and its counsel a reasonable opportunity to review and comment on each draft and the final request for SEC Relief a reasonable time prior to the submission of such draft or final request to the SEC, and the Buyer will keep the Company and

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its counsel reasonably informed as to the discussions and status of such request for SEC Relief and will provide the Company with a copy of the letter providing SEC Relief as soon as possible after Buyer's receipt thereof. The Buyer will consider in good faith all comments reasonably proposed by the Company and its counsel in connection with the request for SEC Relief. The Buyer shall use commercially reasonable efforts to obtain any such SEC Relief as promptly as practicable after the date of this Agreement.

2.11	Withholding

Notwithstanding anything to the contrary in this Agreement, but without prejudice to Clause 21.1.2, and to the extent allowed under applicable Law, each of the Buyer and the Company and any of their respective Affiliates or agents (including any third-party paying agent) shall be entitled to deduct and withhold from any payments under this Agreement such amounts as the Buyer or the Company or any of their respective Affiliates or agents are required to deduct and withhold with respect to any such payments under applicable Tax Law (for the avoidance of doubt, without any obligation to gross-up the relevant payments). To the extent that such amounts are so withheld and paid to the appropriate Governmental Authority by the Buyer, the Company or any of their respective Affiliates or agents, as the case may be, they shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. This Clause 2.11 shall apply mutatis mutandis to any amounts payable in connection with any of the Post-Closing Restructuring Measures.

3	Recommendation and support

3.1	Recommendation

The Company confirms that the Boards, on the terms of and subject to the provisions of this Agreement, taking into account their fiduciary duties, have carefully considered the Transactions, the provisions of this Agreement and all other facts and circumstances, and, having received appropriate financial and legal advice:

(a)	have unanimously determined that the Offer and the Post-Closing Restructuring Measures and the related actions as contemplated in this Agreement are in the best interest of the Company and its associated enterprise, taking into account the interests of the Company's stakeholders (including its shareholders) and promote the sustainable success and the sustainable long-term value creation of the business;

(b)	have unanimously approved the terms and conditions of this Agreement, the execution and delivery of this Agreement by the Company and the

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performance by the Company of its obligations under this Agreement and the consummation of the Transactions, and no internal approval is required in connection with the Transactions, except for the approval of the Resolutions by the general meeting of the Company;

(c)	have duly considered the Transactions and the related actions as contemplated in this Agreement and have unanimously resolved to and shall, on the terms of and subject to the conditions of this Agreement, including Clause 3.4 (Intervening Event) and Clause 16 (Superior Proposal), support and recommend the Offer for acceptance to holders of the Company Shares in (i) the Joint Announcement, (ii) the Reasoned Position Statement and the Schedule 14D-9, (iii) the EGM Materials in accordance with Clause 6.2.2, and (iv) the applicable Offer Documents and shall recommend to the Company's shareholders at a general meeting of the Company to vote in favour of the Resolutions at the EGM (collectively such recommendation, the "Company Recommendation"); and

(d)	subject to Clause 3.4 and Clause 16, have unanimously resolved that the Company will take all reasonably necessary actions within its power to effect the Transactions (subject to the terms of this Agreement and, with respect to the Post-Closing Restructuring Measures, subject to the approval by the Company's shareholders at a general meeting of the Company of the Demerger and Share Sale Resolutions).

3.2	Support

3.2.1	On the terms of and subject to the provisions of this Agreement, the Company shall ensure that neither the Boards nor any of their members shall, directly or indirectly:

(a)	(i) withhold, withdraw, revoke, modify, amend or qualify the Company Recommendation in a manner adverse to the Transactions or (ii) fail to make, or include in the applicable Offer Documents, the Schedule 14D-9, the EGM Materials or the Reasoned Position Statement, the Company Recommendation or the approval, adoption, recommendation or declaration of advisability by the Boards or any committee thereof of this Agreement, of the Offer or the Post-Closing Restructuring Measures;

(b)	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Proposal;

(c)	make any public statement in connection with an Alternative Proposal other than (i) a recommendation against such proposal or (ii) a factual response that the Company, after consultation with outside legal

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counsel, reasonably considers to be required in order to comply with applicable Law, including the MAR (provided, however, that if such disclosure has the effect of withdrawing or adversely modifying or qualifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change); or

(d)	publicly propose to do or cause to be done any of the foregoing.

Any of the actions described in Clauses (a) – (d), an "Adverse Recommendation Change".

3.2.2	Nothing contained in this Agreement shall prohibit the Company, the Boards or any committee thereof (and in each case, such actions shall not constitute an Adverse Recommendation Change) from (i) taking and disclosing to the Company's shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act, or from issuing a "stop, look and listen" statement pending disclosure of its position thereunder (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), (ii) disclosing to the Company's shareholders any factual information regarding the business, financial condition or results of operations of the Company, including the existence of any event, development or change in circumstances that the Boards are evaluating, or the fact that an Alternative Proposal has been made, the identity of the party making such Alternative Proposal or the material terms of such Alternative Proposal, or other information required by applicable Law (and no such disclosure shall, taken by itself, be deemed to be an Adverse Recommendation Change), or (iii) subject to compliance with the restrictions set forth in Clauses 15 and 16, communicating with any Person (or the Representatives of such Person) that makes any Alternative Proposal to the extent necessary to direct such Person to the provisions of Clause 16 (Superior Proposal) and/or to clarify and understand the terms and conditions of such Alternative Proposal, provided, however, that if such disclosure under (i) or (ii) has the effect of withdrawing or adversely modifying or qualifying the Company Recommendation, such disclosure shall be deemed to be an Adverse Recommendation Change.

3.2.3	If the Company makes any public disclosure regarding the fact that an Alternative Proposal has been made, unless the Company comes to the conclusion to make an Adverse Recommendation Change, the Company shall publicly reconfirm the Company Recommendation reasonably promptly following any such written request by the Buyer.

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3.3	Fairness Opinions

3.3.1	Moelis & Company LLC (“Moelis”) has confirmed that, immediately following the execution of this Agreement, it will provide its written opinion to the Boards to the effect that, as of the date thereof and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Moelis set forth therein:

(a)	the Offer Consideration to be paid to the holders (other than Buyer and its Affiliates) of Company Shares in the Offer pursuant to this Agreement is fair from a financial point of view to such holders; and

(b)	(i) the EUR 46.50 in cash per Company Share to be paid to the holders (other than Buyer and its Affiliates) of Company Shares in the Liquidation following the Share Sale or (ii) the EUR 46.50 in cash per Company Share to be paid to the holders (other than Buyer and its Affiliates) of Company Shares in the Statutory Squeeze-Out Proceedings, as applicable, in each case pursuant to this Agreement, is fair from a financial point of view to such holders.

3.3.2	Goldman Sachs Bank Europe SE, Amsterdam Branch (“Goldman Sachs”) has confirmed that, immediately following the execution of this Agreement, it will provide its written opinion to the Boards to the effect that, as of the date of this Agreement and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Goldman Sachs set forth therein:

(a)	the Offer Consideration to be received by the holders (other than the Buyer and its Affiliates) of Company Shares in the Offer pursuant to this Agreement is fair from a financial point of view to such holders;

(b)	(i) the EUR 46.50 in cash per Company Share to be paid to the holders (other than Buyer and its Affiliates) of Company Shares in the Liquidation following the Share Sale or (ii) the EUR 46.50 in cash per Company Share to be paid to the holders (other than Buyer and its Affiliates) of Company Shares in the Statutory Squeeze-Out Proceedings, as applicable, in each case pursuant to this Agreement, is fair from a financial point of view, to such holders.

3.3.3	Perella Weinberg GmbH has confirmed that, immediately following the execution of this Agreement, it will provide its written opinion to the Supervisory Board, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions and limitations set forth therein:

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(a)	the Offer Consideration to be received by the holders of the Company Shares (other than the Buyer, its equity financing sources and their respective affiliates or persons acting jointly with any of the foregoing) in the Offer pursuant to this Agreement is fair, from a financial point of view, to such holders; and

(b)	the Liquidation Distribution to be received by the holders of the Company Shares (other than the Buyer, its equity financing sources and their respective affiliates or persons acting jointly with any of the foregoing) in the Liquidation pursuant to this Agreement is fair, from a financial point of view, to such holders,

(the opinions referenced in Clauses 3.3.1, Clause 3.3.2 and this Clause 3.3.3 hereinafter, the "Fairness Opinions"). The Fairness Opinions will be summarised in the Reasoned Position Statement.

3.4	Intervening Event

Notwithstanding anything to the contrary set forth in Clause 3.2 (Support) or elsewhere in this Agreement, upon the occurrence of any Intervening Event, any of the Boards may, at any time prior to the End of the Acceptance Period, make an Adverse Recommendation Change, or authorise, resolve, agree or propose publicly to make an Adverse Recommendation Change, provided that:

(a)	the Boards have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change would be inconsistent with the fiduciary duties of the members of the Boards under the Laws of the Netherlands;

(b)	the Company shall have (i) notified the Buyer in writing at least four (4) Business Days prior to the Adverse Recommendation Change which notice shall (1) set forth in reasonable detail information describing the Intervening Event and (2) state expressly that any of the Boards intends, subject to clause (c) below, to effect an Adverse Recommendation Change and the rationale for such intended Adverse Recommendation Change, and (ii) upon request of the Buyer engage in good faith negotiations with the Buyer during such four (4) Business Day period to amend this Agreement in response to the Intervening Event in such a manner that the failure of any of the Boards to effect an Adverse Recommendation Change in response to the Intervening Event in accordance with clause (c) below would no longer be inconsistent with the respective fiduciary duties of the Boards under the Laws of the Netherlands; and

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(c)	no earlier than the end of such four (4) Business Day period, the Boards shall have determined in good faith, after consultation with their outside legal counsel and financial advisors, that, in light of such Intervening Event and taking into account any revised terms proposed by the Buyer, the failure to effect an Adverse Recommendation Change would continue to be inconsistent with the respective fiduciary duties of the Boards under the Laws of the Netherlands.

3.5	Foundation Call Option

The Company and the Foundation have each unconditionally agreed pursuant to a binding agreement (the "Foundation Support Agreement") prior to, or as of the date hereof, that (i) the Foundation shall not exercise the Call Option in a way that would reasonably be expected to adversely affect the timely consummation of the Transactions including the Offer, unless and until this Agreement has been terminated pursuant to Clause 17.1 ( Termination by either of the Parties), (ii) if the Foundation exercises the Call Option during the term of this Agreement, which will only occur after reasonable consultation with the Company, the Foundation shall not exercise its voting rights as a shareholder of the Company in a manner that would reasonably be expected to adversely affect the timely consummation of the Transactions, including the Offer, unless and until this Agreement has been terminated pursuant to Clause 17.1 ( Termination by either of the Parties), (iii) the Call Option Agreement shall be terminated by the Company and the Foundation subject only to the Offer being effective as of the Settlement Date and (iv) to the extent any preference shares in the capital of the Company would be held by the Foundation as of the Settlement Date, the Foundation shall transfer such shares to the Offeror under the obligation for the Offeror to pay a cash consideration equal to the aggregate capital paid up on such preference shares plus any accrued dividends within three (3) Business Days following the Settlement Date and to indemnify the Foundation for any claim by the Company on the basis of Section 2:90 DCC. Unless and until this Agreement has been terminated pursuant to Clause 17.1 ( Termination by either of the Parties), the Company hereby undertakes to the Buyer to neither terminate, amend or waive any rights nor grant any consent under the Call Option Agreement without the prior written consent of the Buyer and shall, upon request by the Buyer, enforce all of its rights under the Foundation Support Agreement.

4	Financing

4.1	Payment of the Settlement Amounts

4.1.1	The Buyer will be able to and shall, subject to the Offer being unconditional and in accordance with the terms of this Agreement and in accordance with the terms of the Equity Commitment Letters (as defined below) and the Financing Documentation (as defined below):

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(a)	pay the aggregate Offer Consideration payable in respect of the Company Shares pursuant to the Offer, the Post-Closing Restructuring Measures, the Statutory Squeeze-Out Proceedings and any other payment obligations of the Buyer under the Transactions, in each case when due pursuant to the terms of this Agreement;

(b)	make available to the Group such funds as are required to repay or refinance all Existing Financial Indebtedness (other than the 2027 Convertible Notes to the extent these have been repaid or redeemed prior to Settlement) exceeding Free Cash;

(c)	pay all fees and expenses incurred by the Buyer in connection with this Agreement and the Transactions; and

(d)	satisfy all other payment obligations of the Buyer required to be satisfied at Settlement and in connection with the Transactions on the terms and conditions of this Agreement

(the amounts of cash needed for such payments referenced in this Clause 4.1.1, the "Settlement Amounts").

4.2	Equity Financing

The Offeror has received, and delivered to the Company, binding equity commitment letters (the "Equity Commitment Letters") from the Offeror's equity providers, including the Company as a third party beneficiary, providing the Offeror with an aggregate amount of EUR 5,966.9 million in cash (the "Equity Financing"). The Offeror shall, if and to the extent required, at the Settlement Date draw equity under and in accordance with the Equity Commitment Letters to pay the relevant part of the aggregate Offer Consideration payable in respect of the Company Shares. Copies of the Equity Commitment Letters are attached hereto as Schedule 4 (Equity Commitment Letters). The Equity Commitment Letters are in full force and effect and constitute a valid and binding obligation of, enforceable against, their respective issuer in accordance with their respective terms (subject to applicable Bankruptcy and Equity Exceptions). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any of any issuer under such Equity Commitment Letters. As at the date of this Agreement, the obligations of the relevant equity providers to fund their commitments under the Equity Commitment Letters are not subject to any condition precedent other than the conditions expressly set forth in the Equity Commitment Letters and, to the Buyer's best knowledge (having made proper enquiries), there are no other agreements, side letters or arrangements relating to the Equity Financing (other than the Equity Commitment Letters) that would adversely affect the availability of, or the conditions to, funding the full amount of the Equity Financing.

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4.3	Debt Financing

4.3.1	The Buyer has received, and delivered to the Company, certain funds financing documentation (which, for the avoidance of doubt, may comprise (i) one or more debt commitment letters fully executed by, and representing the irrevocable commitments of, the Debt Financing Sources appending an agreed form interim facilities agreement and (ii) one or more conditions precedent satisfaction letters) (the "Financing Documentation") dated on or prior to the date hereof, except for any fee letter referred to in the Financing Documentation, it being understood that such fee letters do not contain any provisions that adversely affect the availability of, or impose additional conditions on the availability of, the financing under the Financing Documentation. The amount made available to the Buyer pursuant to the Financing Documentation together with the Equity Financing made available in accordance with Clause 4.2 ( Equity Financing) is sufficient to satisfy the full amount of the Settlement Amounts. As at the date of this Agreement, the obligations of the Debt Financing Sources under the Financing Documentation are not subject to any condition precedent other than the conditions expressly set forth in the Financing Documentation and, to the Buyer's best knowledge (having made proper enquiries), there are no other agreements, side letters or arrangements relating to the Debt Financing (other than the Financing Documentation and customary related engagement letters and fee letters) that would adversely affect the availability of, or the conditions to, funding the full amount of the Debt Financing.

4.3.2	As at the date of this Agreement, (a) the Financing Documentation is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the Buyer and, to the best knowledge of the Buyer, each other Person party thereto (subject to applicable Bankruptcy and Equity Exceptions) and (b) no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of the Buyer, or to the Buyer's knowledge, any of the Persons party thereto, or result in a failure to satisfy a condition precedent on the part of the Buyer under the terms and conditions of the Financing Documentation (assuming satisfaction of the Offer Conditions) that is reasonably likely to adversely affect the availability of, or the conditions to, funding the full amount of the Debt Financing. The Buyer has fully paid (or caused to be paid) any and all commitment fees or other fees in connection with the Financing Documentation that are required to be paid on or prior to the date hereof and has otherwise satisfied all other terms and conditions required by the Financing Documentation to be satisfied prior to the date hereof. As at the date hereof, the Financing Documentation has not been modified, amended or altered and the Financing Documentation has not been withdrawn

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or rescinded in any respect that would adversely affect the availability of, or the conditions to, funding the full amount of the Debt Financing.

4.4	Amendments and Alternative Debt Financing

4.4.1      The Buyer shall not, without the prior written consent of the Company, such consent to be withheld at its sole discretion, terminate or materially amend the terms of the Equity Commitment Letters or the Financing Documentation, provided that notwithstanding the foregoing the Buyer shall be allowed to terminate, amend and replace (without the Company’s consent being required) the Financing Documentation with new or amended financing documentation with the same or other Debt Financing Sources (including, for the avoidance of doubt, facilities agreements and other long form finance documentation as contemplated by the Financing Documentation), or amend the Financing Documentation to add additional Debt Financing Sources, if and to the extent the terms of the financing in the new financing documentation or the amended Financing Documentation are on terms and conditions that ensure the availability of funding the full amount of the Debt Financing, and together with the Equity Commitment Letters, the funding of the Settlement Amounts in full, in the same or not more onerous (and no less certain) terms as the existing Financing Documentation. For the purposes of this Agreement, the term "Financing Documentation" shall be deemed to include any financing documentation with respect to any alternative or replacement financing arranged in compliance with this Agreement (including, for the avoidance of doubt, facilities agreements and other long form finance documentation as contemplated by the Financing Documentation) (and any Financing Documentation remaining in effect at the time in question). If consent from the Company is required for a termination or amendment of the Financing Documentation in accordance with this Clause 4.4, the Buyer shall provide all information reasonably requested by the Company as soon as reasonably practicable to allow the Company to assess the requested consent. If no such consent from the Company is required, the Buyer shall provide the Company with the new financing documentation or the amended Financing Documentation as soon as reasonably practicable following their execution, except for any fee letter referred to in the Financing Documentation, it being understood that such fee letters do not contain any provisions that adversely affect the availability of, or impose additional conditions on the availability of, the financing under the Financing Documentation. For the avoidance of doubt, this Clause 4.4 shall not apply to the Interim Bridge Financing Documentation, which shall be governed solely by Clause 4.5.

4.4.2	Unless, and to the extent, the Buyer shall have demonstrated to the reasonable satisfaction of the Company that the Buyer shall have sufficient cash from alternative financing sources available (including through customary escrow arrangements or additional Equity Financing) to satisfy the Settlement Amounts,

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from and after the execution of this Agreement, if any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Financing Documentation, the Buyer shall use its best efforts to, as promptly as practicable following the occurrence of such event but no later than the Settlement Date, arrange and obtain from the same or alternative sources of debt financing in an amount, when combined with any Equity Financing and cash on hand, that is sufficient to satisfy the Settlement Amounts which shall not include any conditions precedent or contingencies to the funding of such alternative debt financing on the Settlement Date that are more onerous than those set forth in the Financing Documentation in effect on the date hereof.

4.5	Interim Bridge Facility Documentation

4.5.1	The Buyer has received, and delivered to the Company, certain funds financing documentation relating to the financing of the Convertible Note Cash Settlement Amount (which, for the avoidance of doubt, may comprise one or more debt commitment letters fully executed by, and representing the irrevocable commitments of, the Debt Financing Sources appending an agreed form interim bridge facilities agreement) (the "Interim Bridge Financing Documentation", and the debt financing to be provided pursuant to the Interim Bridge Financing Documentation, the "Interim Bridge Financing") dated on or prior to the date hereof. The Company is the borrower under the Interim Bridge Financing Documentation and the amount available to the Company pursuant to the Interim Bridge Financing Documentation is sufficient to pay all amounts required to be paid by the Company prior to the Settlement Date (and on such dates as required by the terms of the Bridged Convertible Notes) in respect of the Bridged Convertible Notes in connection with the Transaction (assuming for these purposes that all applicable holders of such Bridged Convertible Notes elect for conversion that will require such amounts to be paid to them prior to the Settlement Date) (the aggregate amount being the "Convertible Note Cash Settlement Amount"). The Interim Bridge Financing Documentation may not be amended, modified or otherwise replaced without the consent of both the Buyer and the Company (including, for the avoidance of doubt, to the extent that the Buyer has the sole consent right to an assignment or assignment and transfer by assumption of contract (Vertragsübernahme) by a Debt Financing Source under the Interim Bridge Financing Documentation, it shall obtain the Company’s consent ahead of granting or denying such consent under the Interim Bridge Financing Documentation). If any portion of the Interim Bridge Financing becomes unavailable on the terms and conditions contemplated in the Interim Bridge Financing Documentation, the Buyer shall, in cooperation with the Company (and subject to the Company's consent and approval in respect of the ultimate terms and conditions), use its best efforts to, as promptly as practicable following the occurrence of such event but no later than the applicable settlement date for the payment of any portion of the Convertible Note Cash Settlement

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Amount to the applicable holders of the Bridged Convertible Notes pursuant to the terms of the Bridged Convertible Notes, arrange and obtain from the same or alternative sources of debt financing in an amount that is sufficient to satisfy the Convertible Note Cash Settlement Amount, on terms and conditions that are not less favourable to the Company in the aggregate (taken as a whole) as those contained in the Interim Bridge Financing Documentation and which shall not include any conditions precedent or contingencies to the funding of such alternative debt financing on the payment dates required by the terms of the Bridged Convertible Notes that are more onerous than those set forth in the Interim Bridge Financing Documentation in effect on the date hereof.

4.5.2	As at the date of this Agreement, the obligations of the Debt Financing Sources under the Interim Bridge Financing Documentation are not subject to any condition precedent other than the conditions expressly set forth in the Interim Bridge Financing Documentation and, to the Buyer's best knowledge (having made proper enquiries), there are no other agreements, side letters or arrangements relating to the Interim Bridge Financing Documentation that would adversely affect the availability of, or the conditions to, funding the full amount of the Convertible Note Cash Settlement Amount.

4.5.3	As at the date of this Agreement, (a) the Interim Bridge Financing Documentation is in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the Buyer and, to the best knowledge of the Buyer, each other Person party thereto (other than the Company or any other relevant Group Company) (subject to applicable Bankruptcy and Equity Exceptions) and (b) no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach on the part of the Buyer, or to the Buyer's knowledge, any of the Persons party thereto (other than the Company or any other relevant Group Company), or result in a failure to satisfy a condition precedent on the part of the Buyer under the terms and conditions of the Interim Bridge Financing Documentation that is reasonably likely to adversely affect the availability of, or the conditions to, funding the full amount of the Convertible Note Cash Settlement Amount. The Buyer has fully paid (or caused to be paid) any and all commitment fees or other fees in connection with the Interim Bridge Financing Documentation that are required to be paid on or prior to the date hereof and has otherwise satisfied all other terms and conditions required by the Interim Bridge Financing Documentation to be satisfied prior to the date hereof. The Buyer undertakes to satisfy any conditions precedent under the Interim Bridge Financing Documentation which remain outstanding as at the date hereof, including delivery of any funds flow memorandum or closing certificate, no later than the date on which the Offer is declared unconditional (subject to the Regulatory Conditions). As at the date hereof, the Interim Bridge Financing Documentation has not been modified, amended or altered and the Interim Bridge Financing Documentation has not been withdrawn or rescinded in

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any respect that would adversely affect the availability of, or the conditions to, funding the full amount of the Convertible Note Cash Settlement Amount.

4.5.4	The Company and the Buyer shall use their respective best efforts to procure and agree, as contemplated by the Interim Bridge Financing Documentation, long form finance documentation which becomes effective no later than the date on which the Offer is declared unconditional (subject to the Regulatory Conditions) and which makes available to the Company an amount equal to the Convertible Note Cash Settlement Amount on the applicable settlement date for the payment of any portion of the Convertible Note Cash Settlement Amount to the applicable holders of the Bridged Convertible Notes pursuant to the terms of the Bridged Convertible Notes.

4.6	Reasonable Best Efforts

From the date hereof:

(a)	until the earlier of (i) the closing of the Transactions or (ii) the valid termination of this Agreement in accordance with Clause 17.1 (Termination by either of the Parties), the Buyer shall use reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary to arrange and obtain the financing and the proceeds therefrom in an amount sufficient, when taken together with the Buyer's other sources of funds, to permit it to pay the Settlement Amounts, in each case when due pursuant to the terms of this Agreement; and

(b)	until the earlier of (i) the payment of the aggregate Convertible Note Cash Settlement Amount pursuant to the terms of the Bridged Convertible Notes or (ii) the valid termination of this Agreement in accordance with Clause 17.1 (Termination by either of the Parties), the Buyer and the Company shall each use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary to arrange and obtain the Interim Bridge Financing in an amount sufficient to permit the Company to pay the Convertible Note Cash Settlement Amount when due pursuant to the terms of the Bridged Convertible Notes.

4.7	Cooperation by the Company

4.7.1	From the date hereof until the earlier of (a) the later of (i) the Settlement Date or (ii) the date on which the Debt Financing has been fully syndicated or (b) the valid termination of this Agreement in accordance with Clause 17.1, subject to the terms and limitations hereof, the Company shall, and shall cause its Subsidiaries to, at the cost and expense of the Buyer (in accordance with

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Clause 4.7.2 below) use commercially reasonable efforts to cooperate with the Buyer and any of its Affiliates and provide all assistance reasonably necessary in connection with the arrangements or syndication or marketing (including, for the avoidance of doubt, the obtaining of any rating) of any financing or refinancing in relation to the Transactions (including any offering of high yield or other debt securities, any senior secured term loan facility and the replacement, repayment or refinancing of any indebtedness of the Company, any of its Subsidiaries, the Buyer or any of its Affiliates in relation to the Transaction) (the "Financing"), in each case, as may be reasonably requested by the Buyer; provided, that such requested cooperation does not unreasonably interfere with the business or ongoing operations of the Company and its Subsidiaries. Such cooperation by the Company and its Subsidiaries shall include, at the reasonable request of the Buyer:

(a)	reasonably promptly following request by the Buyer, furnishing such financial statements and other financial data and other information relating to the Company and its Subsidiaries as may be reasonably necessary or advisable to consummate the Financing, including (x) audited financial statements relating to the Company and its Subsidiaries for the most recent fiscal year ended at least sixty (60) days prior to the Settlement Date and unaudited financial statements for any quarterly interim period or periods (other than the fourth fiscal quarter) ended after the date of its most recent audited financial statements and at least forty (40) days prior to the Settlement Date (and the corresponding periods of the prior fiscal year) and (y) such other information as is otherwise customarily required in connection with debt financings similar to the Financing, and responding to any reasonable information requests from the Buyer or the Debt Financing Sources, including know-your-customer inquiries and using reasonable efforts to (i) obtain the assistance of the auditors of the Company and its Subsidiaries to provide consents for the use of their reports in materials relating to the Financing and (ii) procure that such auditors are furnished with the certificates, assurances and documentation necessary to deliver customary comfort letters (including customary negative assurance) and to receive customary management representation letters, and to participate in a reasonable number of auditor due diligence calls with the Buyer and the Debt Financing Sources at reasonable times and with reasonable advance notice (provided in each case that the Buyer and any of its prospective Debt Financing Sources, rating agencies and other representatives (as applicable) execute and deliver any hold harmless letters that may be required by the Company's advisers in respect thereof); provided that such materials shall not include, and the Company and its Subsidiaries shall not be responsible for, the preparation of projections, risk factors and forward-looking statements relating to all or any component of the

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Debt Financing and pro-forma financial information, including pro-forma cost savings, synergies, capitalization, or other pro-forma adjustments desired to be incorporated into any pro-forma financial information;

(b)	providing reasonable and customary assistance to the Buyer in the preparation and delivery of any financing documents, including one or more customary confidential information memoranda, rating agency presentation, offering memoranda and other marketing and syndication materials reasonably requested by the Buyer or any of its Affiliates;

(c)	taking any other reasonable actions that are necessary, desirable or advisable to permit the consummation of the Debt Financing by the Buyer;

(d)	using its reasonable efforts to make available the senior management, employees and representatives of the Company and its Subsidiaries for the purposes of giving presentations to, and participating in a reasonable number of meetings, drafting sessions and due diligence sessions with, potential lenders, investors, rating agencies or similar parties at such times and places as the Buyer may reasonably request, in each case on reasonably advanced notice, and providing copies of financial statements and other information reasonably required for the purposes of any rating agency sessions or required by financing banks, lenders or investors under applicable "know-your-customer", anti-money laundering and sanctions rules and regulations; provided, that any logos of the Company and its Subsidiaries used by the Buyer and its Affiliates for syndication and underwriting purposes shall be used solely in a manner that is reasonable and customary and that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or intellectual property rights;

(e)	using its best efforts to ensure that all existing indebtedness or guarantees, security, letter of credit, sureties and/or bonding lines (and any similar arrangements or instruments) provided by, or in support of the obligations of, the Group that are currently in place at any member of the Group do not need to be repaid or refinanced upon Settlement and providing all assistance reasonably necessary to facilitate such existing indebtedness remaining in place;

(f)	using its reasonable best efforts to ensure the provision of customary deeds of release and/or pay-off letters in connection with all existing indebtedness or guarantees, security, letter of credit, sureties and/or bonding lines (and any similar arrangements or instruments) provided

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by, or in support of obligations of, the Group that are required to be repaid and/or refinanced at Settlement;

(g)	using reasonable best efforts to ensure the redemption of the Convertible Notes in accordance with their terms; and

(h)	taking any other reasonable actions that are necessary, desirable or advisable to permit the consummation of the Interim Bridge Financing pursuant to the Interim Bridge Financing Documentation,

provided that such cooperation does not materially and adversely affect the business of the Group prior to Settlement or materially and unreasonably disturb or interfere with the business of the Group prior to Settlement, and provided further that neither the Company nor any of its Subsidiaries nor any of their respective Affiliates or Representatives shall be required pursuant to this Clause 4.7 to (A) pay any commitment or other fees, in each case, in connection with the Financing other than any financing made available to the Company or any of its Subsidiaries (excluding the Interim Bridge Financing), (B) give any indemnities in connection with the Financing other than any financing (excluding the Interim Bridge Financing) made available to the Company or any of its Subsidiaries, (C) provide (i) any information the disclosure of which is prohibited or restricted under applicable Law or subject to legal privilege (provided that the Company shall inform the Buyer that it is not providing certain information as a result of such privilege and shall use commercially reasonable efforts to provide such information in a manner that does not result in a loss of such privilege) or (ii) any information with respect to which the Company or any of its Subsidiaries owes a duty of confidentiality to a third party (it being understood, in that case, that the Company shall, to the extent permitted by such duty of confidentiality, use commercially reasonable efforts to provide such information in a manner that does not breach such duty), (D) take any action that would conflict with or violate its organizational documents or any applicable Law or would result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party, or (E) execute any agreement, certificate, document or instrument pursuant to this Clause 4.7 with respect to any Financing that is not contingent on Settlement, and the Company shall not be required to have its financial statements reviewed or audited other than in accordance with past practice (unless otherwise required by the auditors to deliver their comfort letter in accordance with clause (a) above), and further provided that nothing in this Clause 4.7 shall prejudice the Buyer's obligations pursuant to this Clause 4 to have an amount made available to the Buyer pursuant to the Financing Documentation together with the Equity Financing that is sufficient to satisfy the full amount of the Settlement Amounts.

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4.7.2	The Buyer shall (i) promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Company, its Subsidiaries and its and their respective Representatives in connection with their respective obligations pursuant to this Clause 4.7 or otherwise in connection with any Financing or Interim Bridge Financing and (ii) indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives, from and against any and all losses suffered or incurred by any of them in connection with the Financing or Interim Bridge Financing or due to the Company complying with its cooperation obligations under this Agreement in relation to the Financing or the Interim Bridge Financing and any information utilised in connection therewith except to the extent arising out of fraud, gross negligence or willful misconduct of the Company or any of its Subsidiaries, provided that such obligation of the Buyer to indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives under this Clause 4.7.2 shall in no case survive a termination of this Agreement prior to Settlement.

4.7.3	All information provided by or on behalf of the Company and its Affiliates, officers and other Representatives pursuant to this Clause 4.7 shall be kept confidential by the Buyer and its Affiliates in accordance with the terms of this Agreement, except as part of any offering memorandum prepared in connection with the Financing (to the extent customarily included in such an offering memorandum) and that the Buyer shall be permitted to disclose such information (including this Agreement and the Transactions and other transaction documents contemplated by this Agreement) to the Debt Financing Sources and actual or potential rating agencies, subject to the Debt Financing Sources entering into customary confidentiality undertakings with respect to such information or otherwise being bound by customary non-disclosure obligations or professional rules of confidentiality. Clause 4.7.3 and Clause 4.7.2 shall survive the consummation of the Transactions or any earlier termination of this Agreement and are intended to benefit, and may be enforced by, the Persons indemnified pursuant to Clause 4.7.2.

4.7.4	Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement (including the Offer Condition set forth in Clause 5.1.1(g) (No Material Breach) as it applies to the Company's obligations under this Clause 4.7), the Company's obligations under this Clause 4.7 shall be deemed satisfied unless the Company has wilfully and materially breached its obligations under this Clause 4.7.

4.8	No Condition for Completion

The Buyer acknowledges and agrees that the obtaining of any financing is not a condition to the Buyer's obligation to complete the Transactions. For the

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avoidance of doubt, if any financing has not been obtained, the Buyer shall continue to be obligated, prior to any valid termination of this Agreement in accordance with Clause 17.1 ( Termination by either of the Parties) and subject to the satisfaction or waiver of the Offer Conditions, to complete the Transactions on the terms and conditions of this Agreement.

5	Offer Conditions

5.1	Offer Conditions

5.1.1	Notwithstanding any other provision of this Agreement, the consummation of the Offer is subject to the satisfaction or waiver, as set forth in Clause 5.2 (Waiver), of the conditions set forth in this Clause 5.1.1 (the "Offer Conditions"):

Acceptance Threshold

(a)	at the End of the Acceptance Period, (i) the number of Company Shares having been validly tendered for acceptance and not withdrawn pursuant to the Offer, together with (ii) any Company Shares directly or indirectly held by the Offeror or persons acting jointly with the Offeror (gemeinsam handelnde Personen) within the meaning of Section 2 para. 5 of the German Takeover Act and (iii) any Company Shares committed in writing via guaranteed delivery procedures to the Offeror (collectively, the "Tendered Shares"), represents at least 50%+1 Company Share of the Outstanding Capital at the End of the Acceptance Period (the "Acceptance Threshold") and the amount of the Outstanding Capital does not exceed the Outstanding Capital Cap;

Shareholder approval

(b)	prior to the End of the Acceptance Period, (i) the Demerger and Share Sale Resolutions and the Governance Resolutions (x) have been adopted by the general meeting of the Company at the EGM with the majority required under the Company's articles of association and Dutch Law, being a simple majority of the votes cast, or, if less than half of the Company's issued share capital is present or represented at the EGM, at least a two-thirds majority of the votes cast, and (y) have not been amended or revoked and (ii) the general meeting of the Company has not adopted a resolution regarding (w) a capital increase (for the avoidance of doubt, other than in connection with the conversion of the Convertible Notes), (x) a share split, a consolidation of the Company Shares or a change of the rights pertaining to the Company Shares or the nature of the Company Shares, (y) a dividend or other distribution to the shareholders or (z) an amendment of the Company's articles of association (other than as envisaged by the Resolutions);

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Post-Closing Restructuring Decision

(c)	prior to the End of the Acceptance Period, the Post-Closing Restructuring Decision has been adopted and not withdrawn or otherwise revoked;

Competition Clearance

(d)	prior to the Long Stop Date, each Competition Authority, to the extent required by Law before consummation of the Transactions, has either:

(i)	given the approvals, consents, or clearances required under relevant Law for the consummation of the Transactions;

(ii)	rendered a decision or issued a notice that no approval, consent, or clearance is required under relevant Law for the consummation of the Transactions;

(iii)	failed to render a decision within the applicable waiting period or terminated any such waiting period under relevant Law and such failure or termination is considered under such Law to be a grant of all requisite approvals, consents, or clearances under such Law; or

(iv)	referred the Transactions (or any part of them) to another Governmental Authority in accordance with relevant Law and one of the requirements listed in items (i) through (iii) above has been fulfilled in respect of such other Governmental Authority;

(the "Competition Clearances");

Investment Screening Filings

(e)	prior to the Long Stop Date, each Investment Screening Authority, to the extent required by Law, as well as the United States of America (CFIUS), in each case before consummation of the Transactions, has either:

(i)	given the approvals, authorisations, consents, waivers or clearances required under relevant applicable Law for the consummation of the Transactions;

(ii)	rendered a decision or issued a notice that no approval, consent or clearance is required under relevant applicable Law for the consummation of the Transactions; or

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(iii)	failed to render a decision within the applicable waiting period under relevant applicable Law and such failure is considered under such Law to be a grant of all requisite approvals, consents or clearances under such Law;

No order limiting consummation of the Offer

(f)	prior to the End of the Acceptance Period, no Order has been issued that remains in force and effect before the End of the Acceptance Period, and no statute, rule, regulation or other Law of any Governmental Authority of competent jurisdiction having been enacted that remains in force and effect before the End of the Acceptance Period, which in any such case prohibits the consummation of the Offer, the Post-Closing Restructuring Measures or any of the other Transactions in accordance with this Agreement;

No Material Breach

(g)	prior to the End of the Acceptance Period, the Company has not breached the terms of this Agreement, including the company representations and warranties as set out in Schedule 11 (Representations and Warranties of the Company) (the "Company Representations and Warranties"), to the extent that any such breach (i) has or could reasonably be expected to have material adverse consequences for the Offer, the other Transactions or the Group, taken as a whole (a "Material Breach"); and (ii) is incapable of being remedied or has not been remedied by the Company, in each case before the date that is the earlier of (A) ten (10) Business Days after receipt by the Company of a written notice from the Buyer and (B) the End of the Acceptance Period.

A Material Breach shall only be deemed to have occurred if, within the Acceptance Period, an Independent Expert using the due and careful consideration of a diligent professional, has delivered an opinion to the Buyer that a Material Breach has occurred. The Independent Expert undertakes an evaluation of whether a Material Breach has occurred only if so requested by the Buyer. The Buyer will publish the fact that it has received such expert opinion without undue delay, but in any case no later than the date of the publication pursuant to Section 23 para. 1 sent. 1 no. 2 German Takeover Act, on the internet, in the (German) Federal Gazette (Bundesanzeiger) and the Wall Street Journal with reference to the Offer. The opinion of the Independent Expert shall be binding upon the parties and non-appealable;

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No material adverse market change

(h)	prior to the End of the Acceptance Period, both of the following have not occurred (i) the daily closing value of the DAX Index (ISIN DE0008469008) as determined by STOXX Ltd., a subsidiary of Deutsche Börse AG, and published on the internet at https://live.deutsche-boerse.com/index/dax?mic=XETR is more than 25% less than the closing value on 20 October 2026, i.e., below a DAX threshold level of 18,978.32 points, on the 3 consecutive trading days immediately prior to the End of the Acceptance Period and (ii) the daily closing value of the S&P 500 (ISIN US78378X1072) as determined by S&P Dow Jones Indices LLC, and published on the internet at https://www.spglobal.com/spdji/en/indices/equity/sp-500/#overview is more than 25% less than the closing value on 20 October 2026, i.e., below a S&P 500 threshold level of 5,784.43 points, on the 3 consecutive trading days immediately prior to the End of the Acceptance Period;

No insolvency

(i)	prior to the End of the Acceptance Period, the Company has not become subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction.

5.1.2	The exact wording of the Offer Conditions is subject to discussions with and approval by Bafin and shall reflect the intent of the Parties as expressed above as closely as possible in light of such discussions and approval by Bafin.

5.2	Waiver

5.2.1	The Offer Conditions set out in Clauses 5.1.1(g) (No Material Breach), 5.1.1(h) (No material adverse market change) and 5.1.1(i) (No insolvency) are for the sole benefit of the Buyer, and may be waived (either in whole or in part) to the extent permitted by the Applicable Rules by the Buyer at any time prior to the End of the Acceptance Period by publication of the waiver pursuant to Section 21 para. 2 German Takeover Act.

5.2.2	The Offer Conditions set out in Clauses 5.1.1(a) (Acceptance Threshold), 5.1.1(b) (Shareholder approval), 5.1.1(c) (Post-Closing Restructuring Decision), 5.1.1(d) (Competition Clearance), 5.1.1(e) (Investment Screening Filings) and 5.1.1(f) (No order limiting consummation of the Offer) are for the benefit of the Buyer and the Company and accordingly may, to the extent permitted by the Applicable Rules, only be waived (either in whole or in part) by the Buyer with the written consent of the Company.

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5.2.3	No Party may invoke any of the Offer Conditions if the non-satisfaction of such condition(s) is caused by a breach of that Party of any of its obligations under this Agreement.

5.3	Announcement

In accordance with the Applicable Rules, the Offeror shall make a public announcement if it ascertains that an Offer Condition is not, or is incapable of being satisfied and it has decided not to use its right to waive the relevant Offer Condition.

5.4	Reasonable Best Efforts; Information

Without prejudice to Clauses 5.1 through 5.3, the Parties shall consult with each other and each of the Parties undertakes to use its reasonable best efforts to procure the fulfilment of the Offer Conditions as soon as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that might prevent an Offer Condition from being satisfied or that might materially delay the satisfaction of an Offer Condition, it shall, as soon as practicable but not later than twenty-four (24) hours after becoming so aware, inform the other Party in writing. The Company shall notify the Buyer as soon as reasonably possible and in any event within one (1) Business Day after occurrence of the relevant event in writing (i) after the EGM whether and with which majority the Demerger and Share Sale Resolutions and the Governance Resolutions have been adopted at the EGM, (ii) after the adoption of the Post-Closing Restructuring Decision, that it has been adopted, and (iii) after the End of the Acceptance Period of the amount of the Outstanding Capital for purposes of Clause 5.1.1(a) and whether the conditions of Clause 5.1.1(b), (c) and (i) have been satisfied, in each case with reasonable details and supporting documentation. Subject to Clause 14 (Regulatory Clearances), each Party shall make all applications and notifications required by the Offer Conditions and shall use its reasonable best efforts to procure that all such information as is requested by the relevant Governmental Authorities in connection with any such applications and notifications is provided as promptly as reasonably practicable. For the avoidance of doubt, the Parties' obligations with respect to fulfilment of the Regulatory Conditions are governed solely by Clause 14 (Regulatory Clearances) and this Clause 5.4 shall not be deemed to modify the obligations of the Parties with respect to the matters set forth in Clause 14 (Regulatory Clearances).

6	Extraordinary general meeting

6.1	Convocation of the EGM

The Company undertakes to convene an extraordinary general meeting in conformity with Section 2:109 DCC, to be held at least six (6) calendar days prior

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to the End of the Acceptance Period, in order to provide the Company's shareholders at a general meeting of the Company with the necessary information concerning the Transactions including the Offer and to adopt the Resolutions (the "EGM").

6.2	EGM Resolutions

6.2.1	At the EGM, the general meeting of the Company shall be requested to adopt the following resolutions:

(a)	to approve, subject to (a) Settlement and (b) the Boards' having taken, before the End of the Acceptance Period, the Post-Closing Restructuring Decision in accordance with Clause 6.3, (i) the Demerger, (ii) the German Business Sale and the Share Sale in accordance with Section 2:107a DCC and (iii), subject further to completion of the Demerger and Share Sale and to the Company having received a declaration from the Buyer that it will not pursue Statutory Squeeze-Out Proceedings:

(i)	to dissolve the Company in accordance with Section 2:19 DCC;

(ii)	to appoint a foundation or other third party legal entity (the "Liquidator") as the liquidator (vereffenaar) of the Company;

(iii)	to approve reimbursement of the Liquidator's reasonable salary and costs; and

(iv)	to appoint a custodian (bewaarder) of the Company's books and records following its dissolution in accordance with Section 2:24 DCC,

(the "Demerger and Share Sale Resolutions");

(b)	to appoint, subject to Settlement, the Person(s) identified by the Buyer in accordance with Clause 7.1 to the Managing Board, if any;

(c)	to grant, subject to Settlement, full and final discharge to all resigning Managing Board members (if any), for their acts of management up to the date of the EGM; provided that no discharge shall be granted to any Managing Board member for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such Managing Board member;

(d)	to appoint, subject to Settlement, the Persons identified by the Buyer in accordance with Clause 7.2 to the Supervisory Board;

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(e)	to grant, subject to Settlement, full and final discharge to all resigning Supervisory Board members for their acts of supervision up to the date of the EGM; provided that no discharge shall be granted to any Supervisory Board member for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such Supervisory Board member; and

(f)	to amend the Company's articles of association on the Settlement Date with articles of association substantially in accordance with the draft attached as Schedule 5 (Company Articles) (the "Company Articles"), taking into account Clause 8.2.2,

(resolutions (a) through (f), the "Resolutions", resolutions (b), (d) and (f), the "Governance Resolutions" and resolutions (c) and (e), the "Discharge Resolutions").

6.2.2	As promptly as practicable after the date of this Agreement, the Company shall prepare the appropriate materials for the EGM consistent with this Agreement (together with any amendments and supplements thereto, the "EGM Materials") relating to the matters set forth in Clause 6.2.1 and the provision of information regarding the Offer at the EGM. Subject to Clause 3.4 and Clause 16 (Superior Proposal), the Company shall include the Company Recommendation and the Boards' recommendations that the Company's shareholders vote in favour of the Resolutions in the EGM Materials. The Company will give the Buyer and its counsel reasonable opportunity to review and comment on the EGM Materials and the Company shall incorporate and reflect any factual comments and consider any other comments of the Buyer (acting reasonably) in respect of any parts relating to the Buyer, this Agreement and the Transactions before they are published by the Company.

6.2.3	The Company shall consult with the Buyer regarding the date of the EGM and, unless this Agreement is terminated in accordance with Clause 17.1, shall not cancel, postpone or adjourn the EGM without the prior written consent of the Buyer.

6.2.4	The Company shall ensure that the EGM is called, noticed, convened, held and conducted in compliance in all material respects with all applicable Laws. The approval of the Resolutions shall be the only matters that the Company shall propose to be voted on by the shareholders of the Company at the EGM, unless otherwise reasonably proposed by the Company and approved in advance in writing by the Buyer (such approval not to be unreasonably withheld, conditioned or delayed).

6.2.5	Without limiting the generality of the foregoing, but subject to (i) the Company's rights to terminate this Agreement in accordance with Clause 17.1 or (ii) the

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Boards making an Adverse Recommendation Change pursuant to an Intervening Event in accordance with Clause 3.4, the Company agrees that (i) its obligation to duly call, give notice of, convene and hold the EGM in accordance with and subject to the terms hereof and (ii) its obligations pursuant to this Clause 6.2, in each case, shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Alternative Proposal (whether or not a Superior Proposal) or any Adverse Recommendation Change. Unless this Agreement is terminated in accordance with Clause 17.1, the Company agrees that it shall not submit to the vote of the shareholders of the Company any Alternative Proposal (whether or not a Superior Proposal) or any matters relating thereto.

6.2.6	At and prior to the EGM, and subject to the terms and conditions of this Agreement, the Boards shall unanimously recommend the Transactions to their shareholders for acceptance and unanimously recommend that the Company's shareholders vote in favour of the Resolutions and the Company shall use its reasonable best efforts to secure the approval of the matters set forth in this Clause 6.2.

6.3	Post-Closing Restructuring Decision

The Boards shall adopt, and shall thereafter not withdraw or otherwise revoke, the resolution to approve the Demerger and Share Sale within three (3) Business Days after the date of the EGM, provided that:

(a)	the Demerger and Share Sale Resolutions have been approved by at least 80% of the votes cast at the EGM; or

(b)	the Demerger and Share Sale Resolutions have been approved by the majority required under the Company's articles of association and Dutch Law, being a simple majority of the votes cast, or, if less than half of the Company's issued share capital is present or represented at the EGM, at least a two-thirds majority of the votes cast, but less than 80% of the votes cast at the EGM, and the Boards determine at such time, in their sole discretion, that:

(i)	proceeding with the Transaction (including the Demerger and Share Sale) is in the best interest of the Company, taking into account the interests of its shareholders and other stakeholders; and

(ii)	there is support for the Transactions amongst a substantial majority of its shareholders, taking into account amongst others (I) the percentage of votes cast in favour of the Demerger and Share Sale Resolutions, (II) the percentage of the Outstanding

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Capital present or represented at the EGM, (III) the percentage of the Outstanding Capital in respect of which a vote has been cast against the Demerger and Share Sale Resolutions, and (IV) whether certain shareholders of the Company that casted a vote against the Demerger and Share Sale Resolutions have acquired or borrowed a significant part of the Company Shares held by them, or the voting rights attached thereto, after the Offer Announcement or the Commencement Date, with a view to frustrate the Transactions and/or deploy hedge fund strategies in relation to the Transactions;

(the "Post-Closing Restructuring Decision").

6.4	Shareholder Identification

The Company shall instruct a reputable shareholder identification service provider to establish the identity of the shareholders of the Company at the date of the Offer Announcement, the Commencement Date and the record date of the EGM pursuant to Section 2:119(2) DCC (the "Shareholder Identifications").

7	Post-Offer Corporate Governance

7.1	Composition of the Managing Board Post Completion of the Offer

The Parties shall use, and the Company shall cause the Boards and all respective members thereof individually to use, their respective reasonable best efforts to ensure that the Managing Board will, as per the Settlement, be comprised of Jonathan Pratt and Roland Sackers. The Company shall procure that Managing Board members who will not continue as Managing Board members after the Settlement, if any, will resign from their positions as members of the Managing Board with effect from the Settlement and each such member will confirm prior to the Settlement that he or she has no claim whatsoever against the Company in respect of loss of office or otherwise, except with respect to compensation duly accrued under any remunerations arrangements in respect of services rendered to the Company during the relevant financial year and as to be otherwise agreed separately between the Company and the Buyer. The Buyer shall procure that each resigning member of the Managing Board (i) is fully released from any duties in respect of his or her position as member of the Managing Board and (ii) will be granted full and final discharge for his/her acts of management up to his/her resignation; provided that no discharge shall be given to any Managing Board member for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such Managing Board member.

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7.2	Composition of the Supervisory Board

7.2.1	The Parties shall use, and the Company shall cause the Boards and all respective members thereof individually to use, their respective reasonable best efforts to ensure that at least until the later to occur of:

(a)	such time after the Settlement Date as:

(i)	the Buyer and its Affiliates, in the aggregate, directly or indirectly own one hundred percent (100%) of the issued and outstanding Company Shares; or

(ii)	the date on which the Liquidation Distribution completes; and

(b)	the expiry of the Non-Financial Covenants Period,

(the latest such date, the "Completion Date"),

the Company will have as per Settlement a Supervisory Board composed as follows:

(c)	up to eight (8) members (or such larger number as determined by the Buyer after consultation with the Company) of the Supervisory Board who will be identified by the Buyer, at its sole discretion, prior to convening the EGM; and

(d)	Dr. Toralf Haag and Elizabeth E. Tallett, who are both current members of the Supervisory Board and qualify as independent within the meaning of the Dutch Corporate Governance Code (provided that any member who would ordinarily be considered independent because he or she falls within the 'group exemption' of Section 2.1.7(iii) read in conjunction with Section 2.1.8(vii) of the Dutch Corporate Governance Code will not be deemed independent for these purposes) who have been identified by the Company (the "Independent Members"), and who have agreed to continue to serve on the Supervisory Board after the Settlement, provided that, if and to the extent that these current Supervisory Board members resign after Settlement, the Buyer shall designate replacement directors who shall meet the aforementioned independence requirement, subject to the prior approval of at least one of the Independent Members then in office or, if applicable, the Independent Members designated to serve in such capacity.

7.2.2	The Company shall procure that the Supervisory Board appoints the person designated by the Buyer as chairman of the Supervisory Board with effect as of Settlement.

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7.3	Particular Responsibilities of the Independent Members

The Independent Members shall act in the best interest of the Company and its business (including the interests of the Group as a whole), taking into account their fiduciary duties under the Laws of the Netherlands. In their position as members of the Supervisory Board, the Independent Members shall generally act as any other member of the Supervisory Board (including by considering the interests of the Minority Shareholders and all other shareholders of the Company) and further monitor compliance with the Non-Financial Covenants.

7.4	Resignation of Other Supervisory Board Members

7.4.1	The Company shall procure that all Supervisory Board members who will not continue as Independent Members will resign from their positions as members of the Supervisory Board with effect from the Settlement and each such member will confirm prior to the Settlement that he or she has no claim whatsoever against the Company in respect of loss of office or otherwise, except with respect to compensation duly accrued under any remunerations arrangements in respect of services rendered to the Company during the relevant financial year and as to be otherwise agreed separately between the Company and the Buyer. The Buyer shall in any event allow the Company to pay remuneration for the full year in which the Settlement occurs to the current members of the Supervisory Board. The Buyer shall procure that each resigning member of the Supervisory Board (i) is fully released from any duties in respect of his or her position as member of the Supervisory Board and (ii) will be granted full and final discharge for his/her acts of supervision up to his/her resignation; provided that no discharge shall be given to any Supervisory Board member for acts as a result of fraud (bedrog), gross negligence (grove schuld) or willful misconduct (opzet) of such Supervisory Board member.

7.4.2	The Company shall procure that each Independent Member shall resign from, and the Company shall take such other action reasonably necessary to ensure that each such Independent Member ceases to be a member of, the Supervisory Board upon the Completion Date.

8	Post-Offer Restructuring

8.1	Delisting

8.1.1	As soon as possible after the Settlement, the Parties will, if the Buyer so requests, seek to:

(a)	procure the delisting of the Company Shares from the Frankfurt Stock Exchange and the NYSE, and the termination of the listing agreements between the Company and the Frankfurt Stock Exchange in relation to

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the listing of the Company Shares, and the deregistration of the Company Shares under the Exchange Act, as promptly as practicable after such delisting in compliance with applicable Law (and the Company shall cooperate with the Buyer prior to the Settlement to prepare to take, or to cause to be taken, all actions, and prepare to do or to cause to be done all things, reasonably necessary, proper or advisable to procure such delisting and deregistration), provided that, if the Buyer so requests, the Parties will, as an interim step towards such delisting, procure a delisting of the Company Shares from the regulated market of the Frankfurt Stock Exchange into an SME growth market within the meaning of Section 39 para. 2 no. 3 of the German Stock Exchange Act (Börsengesetz), and the provisions of this Clause 8.1.1(a) relating to the delisting and the Company’s cooperation obligations shall apply mutatis mutandis to such downlisting; and

(b)	convert the Company into a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (the "Conversion"), if deemed desirable by the Buyer.

8.1.2	As long as the Company remains listed on either the NYSE, the Frankfurt Stock Exchange or an SME growth market within the meaning of Section 39 para. 2 no. 3 of the German Stock Exchange Act (Börsengesetz), it shall continue to comply with the Dutch Corporate Governance Code (except for current and future deviations from the Dutch Corporate Governance Code in accordance with the "explain" requirement in respect of such deviations).

8.2	Statutory Squeeze-Out Proceedings

8.2.1	The Company acknowledges that it is the intention of the Buyer to acquire one hundred percent (100%) of the Company Shares. If, following the Settlement Date, the Buyer, alone or together with its Affiliates, holds (a) at least ninety-five percent (95%) of the Outstanding Capital (calculated in accordance with the DCC) (the "Statutory Squeeze-Out Threshold") the Buyer may commence the compulsory acquisition procedure (uitkoopprocedure) in accordance with Section 2:92a or 2:201a of the DCC and/or (b) at least ninety-five percent (95%) of Outstanding Capital, and represents at least ninety-five percent (95%) of the voting rights in, the Company, calculated in accordance with the DCC, the Buyer may commence the takeover buy-out procedure in accordance with Section 2:359c of the DCC in each case to buy out the remaining holders of the Company Shares ((a) and/or (b) the "Statutory Squeeze-Out Proceedings"). The Company shall provide the Buyer with any reasonable assistance as may be required to prepare and consummate the Statutory Squeeze-Out Proceedings, including, if needed, joining such proceedings as co-claimant or defendant. The Buyer may elect to implement the Demerger and Share Sale prior to commencing

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the Statutory Squeeze-Out Proceedings in accordance with Clause 8.3.5 if the Statutory Squeeze-Out Threshold has been met.

8.2.2	Considering that the best price rules under the German Takeover Act and/or the German Takeover Regulation may otherwise require the Buyer to increase the Offer Consideration to match the compensation determined to be payable in any Statutory Squeeze-Out Proceedings (the "Statutory Squeeze-Out Consideration"), the Buyer shall in no event be obligated to commence the Statutory Squeeze-Out Proceedings, and the Buyer may at all times elect to proceed with the Liquidation instead. The Parties shall cooperate in good faith with the goal of determining the appropriate timing for the implementation of the Conversion, the Demerger and Share Sale Resolutions and/or Statutory Squeeze-Out Proceedings.

8.3	Post-Closing Restructuring

8.3.1	Taking account of the strategic and business rationale of the Offer, the Company acknowledges that the terms of the Offer are predicated on, and the importance for the Buyer and its Affiliates to achieve, the acquisition of one hundred percent (100%) of the Company Shares or the entirety of the Company's assets and operations. This importance is based, inter alia, on:

(a)	the fact that having a single shareholder and operating without a public listing increases the Group's and the Buyer's ability to achieve the goals of the Transactions and implement the actions of its strategy and reduces the Group's costs;

(b)	the ability of the Company and the Buyer to terminate the listing of the Company Shares from the NYSE and the Frankfurt Stock Exchange, and all reductions of administrative burdens and cost savings resulting therefrom;

(c)	the ability to achieve the strategic and operational benefits of the Transactions more effectively and expeditiously in a private and fully owned structure following delisting;

(d)	the ability to effect the delisting removing the short-term focus and volatility of capital markets, enabling the Company to take decisions with a long-term perspective, independent of short-term expectations of the public equity capital markets; and

(e)	the ability to achieve an efficient capital structure (both from a tax and financing perspective), which would, amongst others, facilitate intercompany transactions.

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8.3.2	In light of the above and the fact that the Buyer's willingness to pay the Offer Consideration and pursue the Transactions is predicated on the acquisition of one hundred percent (100%) of the Company Shares or the entirety of the Company's assets and operations, the Company expresses an interest in and its support for the Demerger and Share Sale and each other measure to be executed in accordance with this Clause 8.3 (Post-Closing Restructuring) (each a "Post-Closing Restructuring Measure").

8.3.3	During the Interim Period, the Company shall perform or cause to be performed the following actions:

(a)	ensure that the Managing Board and/or the Supervisory Board (as applicable) will (i) adopt a resolution to effect the Demerger, (ii) unanimously adopt and sign a demerger proposal, (iii) prepare the articles of association of NewCo, and (iv) unanimously adopt and sign explanatory notes to the demerger proposal;

(b)	on such date as the Buyer requests (and ultimately one month before the EGM), file the demerger proposal and all ancillary documents required by Law with the Trade Register of the Netherlands Chamber of Commerce, make copies of the demerger proposal, the demerger explanatory notes and all ancillary documents required by Law, available at the offices of the Company and announce the foregoing in a Dutch national newspaper; and

(c)	at the request of the Buyer, the Company shall take all required steps (to the extent within the control of the Company) to file a new demerger proposal and all ancillary documents required by Law with the Trade Register of the Netherlands Chamber of Commerce, make such copies of such demerger proposal, the demerger explanatory notes and all ancillary documents required by Law available at the offices of the Company and announce the foregoing in a Dutch national newspaper and resolve on the Demerger in accordance with Clause 8.3.6.

8.3.4	As promptly as practicable following Settlement, and prior to the commencement of the Statutory Squeeze-Out Proceedings or the Post-Closing Restructuring Measures (as applicable), the Company and its Subsidiaries shall cooperate in good faith with the Buyer to effectuate the sale and transfer of all issued and outstanding shares held by it in QIAGEN Deutschland Holding GmbH to Crown BidCo GmbH against the payment of a loan note (the "German Business Note") by Crown Deutschland Holding GmbH to the Company (the "German Business Sale").

8.3.5	After and subject to:

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(a)	the Demerger and Share Sale Resolutions having been adopted and being in full force and effect;

(b)	the Offer having been declared unconditional, the Additional Acceptance Period having expired and Settlement having occurred; and

(c)	the Post-Closing Restructuring Decision having been taken in accordance with Clause 6.3,

irrespective of whether the Statutory Squeeze-Out Threshold has been met, the Buyer may notify the Company that it wishes to implement the Demerger and Share Sale, in which case the Parties shall, as soon as reasonably possible following the Additional Acceptance Period, (i) effect a statutory legal demerger (juridische afsplitsing) of the Company in accordance with Section 2:334a(3) of the DCC, pursuant to which the Company shall transfer substantially all its assets and liabilities and other legal relationships susceptible for transfer under universal title to a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under Dutch Law to be incorporated pursuant to the demerger as a wholly-owned subsidiary of the Company ("NewCo") (the "Demerger") and (ii), subsequently, implement the sale and transfer of all outstanding shares in NewCo to the Buyer or any of its Affiliates, in accordance with the agreement substantially in the form attached hereto as Schedule 6 (Share Sale Agreement) (the "Share Sale Agreement") and by means of the execution of a notarial deed of transfer (the "Demerger Share Transfer Deed", and such sale, the "Share Sale"), and:

(i)	if the Company has received a declaration from the Buyer that it will not pursue the Statutory Squeeze-Out Proceedings, the Company shall subsequently implement the dissolution and liquidation of the Company in accordance with Section 2:19 of the DCC (the "Liquidation") and declare an advance liquidation distribution per Company Share in an amount that is equal to the Offer Consideration, without any interest (the "Liquidation Distribution"), on which applicable withholding Taxes may be withheld; or

(ii)	if the Statutory Squeeze-Out Threshold has been met, the Buyer may subsequently commence the Statutory Squeeze-Out Proceedings in accordance with Clause 8.2., in which case the Parties agree to implement appropriate steps to distribute the Buyer Purchase Price Note (as defined in the Share Sale Agreement) to the Buyer, to the extent possible, immediately following the execution of the Demerger Share Transfer Deed.

8.3.6	If it becomes reasonably foreseeable that the six month term referred to in Section 2:334n of the DCC may be the sole reason why the Demerger cannot be

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implemented in accordance with this Agreement, the Company shall use its reasonable best efforts to ensure that a new demerger, on substantially the same terms and otherwise implemented in the same manner as set out in Clause 8.3.5, is timely resolved upon by the Company's Boards in accordance with Section 2:334ff of the DCC and implemented, under the same terms and conditions that apply to the Demerger and in accordance with Clause 8.3.9. Any such alternative demerger to be effected pursuant to this Clause 8.3.6 shall be deemed to constitute the Demerger for all purposes of this Agreement as soon as the Demerger as approved at the EGM can no longer be implemented due to the expiration of the aforementioned six month term.

Liquidator

8.3.7	Subject to Clause 8.3.5 and the Liquidation being pursued in accordance with Clause 8.3.5(i), the board of directors (or equivalent) of the Liquidator shall initially consist of the Company, and the Buyer and the Company shall use their respective reasonable best efforts to (a) procure that the board of directors (or equivalent) of the Liquidator shall ultimately upon implementation of the Liquidation, consist of one or more professional liquidator(s) or similar service provider(s) (natural person(s) or a professional liquidator service provider(s)) and (b) reach agreement with such service provider as soon as reasonably practicable after the date of this Agreement.

Indemnity

8.3.8	Subject to applicable Law, the Buyer hereby indemnifies and holds harmless, by way of an irrevocable third-party stipulation for no consideration (onherroepelijk derdenbeding om niet), the Company, each Group Company, each current and future member of the Boards, each board member, employee and officer of any member of the Group and, if the Buyer determines to pursue the Liquidation, the Liquidator and managing directors of the Liquidator (each of them a "Back-End Indemnified Party") against any present and future, actual or contingent, ascertained or unascertained or disputed, known or unknown, reported and unreported or other damages, liabilities, losses, Taxes, costs (including reasonable adviser fees and expenses) and fines (collectively "Losses") arising, accruing or (to be) incurred by any Back-End Indemnified Party in that capacity arising directly or indirectly from any Post-Closing Restructuring Measure, and any acts or omissions in connection with preparing, proposing or implementing the relevant Post-Closing Restructuring Measure, in each case excluding: (a) any Losses arising, accruing or incurred as a result of (i) a material breach by the relevant Back-End Indemnified Party of any obligation applicable to it or him or her under this Agreement or any other document contemplated thereby (including the Share Sale Agreement or his/her/its respective employment, service or engagement agreement), or (ii) fraud (bedrog), gross negligence (grove schuld)

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or wilful misconduct (opzet) by such Back-End Indemnified Party; (b) any Losses to the extent covered by insurance and actually paid out pursuant to any insurance taken out for the benefit of a Back-End Indemnified Party, provided that if the Buyer has indemnified a Back-End Indemnified Party in respect of any such Loss before the relevant insurance proceeds are received, that Back-End Indemnified Party shall pay to the Buyer the amount of such insurance proceeds promptly following receipt, up to the amount paid by the Buyer in respect of that Loss; (c) any Losses exclusively incurred by such Back-End Indemnified Party in his or her capacity as a holder of Company Shares, including any Tax on any distributions to such Back-End Indemnified Party as part of a liquidation that is part of a Post-Closing Restructuring Measure; and (d) any Losses incurred by such Back-End Indemnified Party for or on account of any Dutch dividend withholding Tax on the Liquidation Distribution made by such Back-End Indemnified Party to the holders of Company Shares, other than, irrespective of who shall be treated as the recipient or beneficial owner for Tax purposes, the Buyer, EQT XI and its Subsidiaries (such holders, the "Minority Shareholders") provided that (i) the relevant amount to be indemnified under this Clause 8.3.8 shall be reduced by the amount of any benefit (in particular, any actually realised Tax benefit) realized by the relevant Back-End Indemnified Party in connection with the matter giving rise to the indemnity, and (ii) the Company shall, and shall procure that each other Back-End Indemnified Party will, (A) use reasonable efforts to mitigate any amounts that are the subject of an indemnity under this Clause 8.3.8, and (B) not take any action that may prejudice or adversely affect its, his or her or the Buyer's position in litigation without the Buyer's consent, which shall not be unreasonably withheld, conditioned or delayed, and each Back-End Indemnified Party seeking to be indemnified shall provide the Buyer with such information and assistance as is available to him/her/it and that the Buyer may reasonably request. The Buyer’s obligation under this Clause 8.3.8 in respect of the Company and any other Group Companies shall cease upon the date on which the Company ceases to exist as a result of the Post-Closing Restructuring Measures having been implemented in full in accordance with Clause 8.3 ( Post-Closing Restructuring).

Further actions

8.3.9	Subject to the terms and conditions of this Agreement, if requested by the other Party, the Company or the Buyer, as the case may be, shall take, as at the date of this Agreement or as soon as reasonably practicable thereafter, all actions to the extent reasonably necessary or desirable to accomplish the relevant Post-Closing Restructuring Measure, including the execution of any and all reasonably requested resolutions, documents, agreements or deeds that are necessary or desirable to consummate the relevant Post-Closing Restructuring Measure and the filing or registration of any or all of such documents, agreements or deeds with the appropriate Governmental Authority or the making or filing of any related

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application or request with any Governmental Authority (including (i) causing NewCo to file IRS Form 8832 with the United States Internal Revenue Service, on which form NewCo shall elect to be disregarded as a separate entity for U.S. federal income tax purposes and (ii) the filing of a request by the Company with the competent Tax Authority to confirm the Tax treatment of the Post-Closing Restructuring Measure and/or the amount of the average paid-in capital on the shares (gemiddeld op de aandelen gestort kapitaal) of the Company for Dutch dividend withholding tax purposes), in each case not without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

8.4	Other Post-Closing Measures

8.4.1	Following the Settlement, the Buyer shall be entitled, subject to Clause 8.2, to effect or cause to effect any other restructuring of the Group for the purpose of achieving an optimal operational, legal, financial and/or fiscal structure in accordance with the Applicable Rules and Dutch Law in general (the "Post-Closing Measures"), some of which may have the effect of diluting the shareholding of the Minority Shareholders, including:

(a)	a sale of all, or substantially all, of the assets and liabilities of the Company to the Buyer or an Affiliate of the Buyer (which shall for purposes of subclauses (a) through (k) include Portfolio Companies);

(b)	a subsequent public offer for any Company Shares held by Minority Shareholders, including a public delisting tender offer for any Company Shares held by Minority Shareholders pursuant to Section 39 of the German Stock Exchange Act (Börsengesetz) in conjunction with the German Takeover Act;

(c)	a delisting of any Company Shares from the regulated market while at the same time retaining an inclusion of the Company Shares to trading at any SME growth market within the meaning of Section 39 (2) no. 3 of the German Stock Exchange Act (Börsengesetz) (downlisting);

(d)	a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-)fusie) in accordance with Section 2:309 et seq of the DCC between the Company, the Buyer and/or any other Affiliate of the Buyer;

(e)	a statutory legal cross-border or domestic demerger (juridische splitsing) of the Company in accordance with Section 2:334a et seq of the DCC;

(f)	a contribution of cash and/or assets by the Buyer or by any Affiliate of the Buyer in exchange for shares in the share capital of the Company, in

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which circumstances the pre-emptive rights (voorkeursrechten), if any, of Minority Shareholders may be excluded;

(g)	a distribution of proceeds, cash and/or assets to the shareholders of the Company or share buybacks;

(h)	a sale and transfer of assets and liabilities by the Buyer or any of its Affiliates to any member of the Group, or a sale and transfer of assets and liabilities by any member of the Group to the Buyer or any of its Affiliates;

(i)	any transaction, including a sale and/or transfer of any material asset, between the Company and its Affiliate or between the Company and the Buyer or their respective Affiliates with the objective of using any carry forward Tax losses available to the Company, the Buyer or any of their respective Affiliates;

(j)	any transactions, restructurings, share issuances, procedures and/or proceedings in relation to the Company and/or one or more of its Affiliates required to effect the aforementioned objectives; or

(k)	any combination of the foregoing.

8.4.2	In the implementation of any Post-Closing Measure, the Parties shall comply with Clause 10.1.1 and due consideration will be given to the Applicable Rules, including the requirement to consider the interests of all stakeholders including any Minority Shareholders, and the requirement for the members of the Supervisory Board to form their independent view of the relevant matter. In this respect, the Supervisory Board shall continue to have the right to engage, with the reasonable and documented costs thereof being for the account of the Company, their own financial and legal advisors, if and to the extent they reasonably believe that the advice of such advisors is necessary to assist them in reviewing and assessing any matter that comes before the Supervisory Board.

8.4.3	If any proposed Post-Closing Measure could reasonably be expected to prejudice or negatively affect the value of the Company Shares held by the Minority Shareholders, other than (i) pursuant to a rights issue or any other share issue where they have been offered a reasonable opportunity to subscribe pro rata to their then existing shareholding, or any shares issued to a third-party not being an Affiliate of a Party, (ii) the Statutory Squeeze-Out Proceedings or (iii) the Post-Closing Restructuring Measures, then the implementation of any such Post-Closing Measure requires the approval of the Supervisory Board, including the affirmative vote of at least one of the Independent Members.

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9	Indemnification; Insurance

9.1	Indemnification

9.1.1	From and after the Settlement Date, until the six (6) year anniversary of the Settlement Date, the Buyer shall, or shall cause one of its Subsidiaries to, indemnify and hold harmless, and provide advancement of expenses (as incurred by such Person in connection with and prior to the final disposition of any claim, action or proceeding, subject to the execution by such Person of appropriate undertakings to repay such advanced fees, costs and expenses if it is ultimately determined that such Person is not entitled to indemnification) to, all past and present members of the Boards, directors and officers of the Company and its Subsidiaries:

(a)	in a manner no less advantageous in the aggregate as such Persons are or have the right to be indemnified or have the right to advancement of expenses as of the date of this Agreement, in each case pursuant to the organizational documents of the Company or any indemnification agreements between the Company or any of its Subsidiaries and such Person; and

(b)	to the fullest extent permitted by Law,

in each case, for acts or omissions in their respective capacity as members of the Boards, directors and officers of the Company or its Subsidiaries, respectively, occurring at or prior to the Settlement Date, whether asserted or claimed prior to, at or after the Settlement Date (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) except in case of fraud (bedrog), gross negligence (grove schuld) or wilful misconduct (opzet).

9.1.2	In no event shall any indemnitee be entitled to recover more than once in respect of the same loss, liability, cost or expense. If an indemnitee receives any insurance proceeds in respect of a loss, liability, cost or expense for which it has already received payment under Clause 9.1.1, it shall promptly repay to the Buyer the amount of such proceeds, up to the amount previously paid by the Buyer in respect thereof.

9.2	Insurance

9.2.1	Prior to the Settlement Date, the Company shall as of the Settlement Date, obtain and fully pay the premium for a six-year run-off or "tail" endorsement to:

(a)	the directors' and officers' liability coverage of the Company's existing directors' and officers' insurance program; and

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(b)	the Company's existing fiduciary liability insurance policies,

(collectively, "D&O Insurance") which, in each case, commences upon the Settlement Date (the "Tail Period"); provided, that in no event shall the total cost for the D&O Insurance exceed three hundred fifty percent (350%) of the annual premiums paid as of the date hereof by the Company for such insurance (the "Premium Cap"), and if such premium for such insurance would at any time exceed the Premium Cap, then the Company shall obtain, or cause to be obtained, D&O Insurance, which in the Company's good faith and sole discretion, provides the maximum limits on liability available at a cost equal to the Premium Cap. The Company shall control the process for procuring the D&O Insurance, including using its existing insurance broker or another broker of its choice, but the Company shall keep the Buyer reasonably informed on all relevant steps and measures undertaken in this respect in good faith.

9.2.2	In the event that the Buyer, the Company or any of their respective successors or assigns (other than pursuant to the Transactions) (i) shall consolidate with, or merge with or into, any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any Person, then, in each case, the Buyer shall take such action as may be necessary so that such Person shall assume all of the applicable obligations set forth in Clauses 9.1, 9.2 and 9.3.

9.3	Third-Party Beneficiaries

The obligations of the Buyer under this Clause 9 shall be subject to any restrictions of applicable Law and shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom Clause 9.1 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom Clause 9.1 applies shall be third-party beneficiaries (with own right of demand) in the context of Clause 9.1).

10	Non-financial covenants

10.1.1	The Buyer shall, subject to Clause 11, observe the confirmations and commitments set out in Schedule 7 (Non-Financial Covenants) (the "Non-Financial Covenants") and that the Non-Financial Covenants will be properly reflected in the Offer Documents.

10.1.2	Until this Clause 10.1.2 ceases to apply pursuant to Clause 11.1.2, the Buyer shall procure that no member of the Group shall take any of the following actions:

(a)	issue additional shares for cash consideration to any Person (other than members of the Group) which would dilute the interest of any minority shareholder in the Company;

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(b)	agree to or enter into a related party transaction with any material shareholder which is not at arm's length; or

(c)	take any other action which disproportionately prejudices the value of, or the rights relating to, the Minority Shareholders,

in each case other than (A) pursuant to a rights issue or any other share issue where the Minority Shareholders have been offered a reasonable opportunity to subscribe pro rata to their then existing shareholding, or any shares issued to a third-party not being an Affiliate of a Party, (B) the Statutory Squeeze-Out Proceedings or (C) the Post-Closing Restructuring Measures.

11	Duration, non-financial covenants

11.1	Duration

11.1.1	The Parties agree that the Non-Financial Covenants will (save as otherwise set forth in Schedule 7) expire two (2) years after the Settlement Date (the "Non-Financial Covenants Period").

11.1.2	Notwithstanding Clause 11.1.1, the Non-Financial Covenants set out in Clause 10.1.1 and the limitations regarding the Post-Closing Measures set out in Clause 8.4 will cease to apply on the earlier of (i) the date on which the Buyer directly or indirectly holds 100% of the Company Shares, (ii) the date on which the Buyer irrevocably commences Statutory Squeeze-Out Proceedings, (iii) expiry of the Non-Financial Covenants Period and (iv) the date on which the Liquidation Distribution has been completed.

11.1.3	In the event that the Company ceases to exist or ceases to be the direct or indirect holding company of substantially all of the Company's operations during the Non-Financial Covenants Period, the Non-Financial Covenants shall continue to apply to the entity that becomes the direct or indirect holding company of substantially all of those operations for the remainder of the Non-Financial Covenants Period. The Buyer shall in such case procure that the governance arrangements as described in Clause 7 ( Post-Offer Corporate Governance) (including but not limited to those relating to the Independent Members set out in Clauses 7.2 to 7.4) shall, in accordance with their terms, apply to the new holding company of the Company's operations. In such case, all of the Company's rights and obligations under the Non-Financial Covenants will be (without a need for any further action) assigned and transferred to the new holding company.

11.1.4	In the event the Buyer or any of its Affiliates sells or transfers (whether directly or indirectly, whether by a sale or transfer of shares or assets or otherwise) the Group or substantially all of the assets of the Group (in a single transaction or a series of related transactions) to any third-party within the Non-Financial

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Covenants Period, the Buyer shall, as a precondition to completion of such sale or transfer, procure that such third-party shall, prior to completion, commit to undertakings in respect of the Company that are comparable to the Non-Financial Covenants for the remainder of the applicable Non-Financial Covenants Period.

11.2	Benefit and Enforcement

11.2.1	Any deviation from the Non-Financial Covenants shall require the prior approval of the Supervisory Board, including the affirmative vote of at least one of the Independent Members.

11.2.2	The Non-Financial Covenants are made to the Company as well as, by way of irrevocable third-party undertaking for no consideration (onherroepelijk derdenbeding om niet), to each of the Independent Members in their capacity as members of the Supervisory Board. The Non-Financial Covenants may be enforced by a joint decision of the Independent Members and, for the avoidance of doubt, any enforcement of the Non-Financial Covenants shall require the approval of both of the Independent Members. The Buyer hereby agrees in advance to the assignment of the benefit of this undertaking by each of the Independent Members to its successor.

11.2.3	The Buyer will bear all reasonable costs and expenses relating to the enforcement of the Non-Financial Covenants by the Independent Members, including by making payment in advance or as incurred, as requested by the Independent Members or their Representatives, to cover all such reasonable costs and expenses.

12	Company Equity Plans and other incentive arrangements

12.1	Company RSUs and Company PSUs

12.1.1	At the Settlement, each Company RSU and Company PSU that is outstanding as of immediately prior to the Settlement and that (i) has vested but has not yet been delivered or settled as of immediately prior to the Settlement, or (ii) is unvested (whether in whole or in part), shall, in each case without any further action on the part of the Buyer, the Company, the holder thereof or any other Person, automatically vest in full (to the extent not previously vested) and be cancelled and converted into and shall become a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the Offer Consideration by (y) (A) in the case of a Company RSU, the total number of Company Shares subject to such Company RSU as of immediately prior to the Settlement, without any pro rata reduction or forfeiture on account of the portion of the applicable vesting period that has not elapsed as of the Settlement, and (B) in the case of a Company PSU, the total number of Company Shares subject to such Company PSU as of immediately prior to the Settlement, without any pro

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rata reduction or forfeiture on account of the portion of the applicable vesting period or performance period that has not elapsed as of the Settlement, determined in accordance with Clauses 12.1.2 and 12.1.3 (the "Applicable PSU Number"). For the avoidance of doubt, each Company RSU and Company PSU shall be settled on the basis of the full number of Company Shares subject to such award and not merely on a pro rata portion thereof corresponding to the elapsed portion of the applicable vesting period or performance period up and until the Settlement. The Company shall procure that no Company Shares will be issued or delivered in connection with any Company RSU, Company PSU or any other incentive plan that is outstanding as of immediately prior to the Settlement, and that any amounts payable under this Clause 12.1 are settled exclusively in cash, in each case without prejudice to the issuance or delivery of Company Shares in connection with any Company RSU, Company PSU or any other incentive plan that vests and settles in Company Shares prior to the Settlement.

12.1.2	In the case of Company PSUs with respect to which the applicable performance determination date has occurred prior to the Settlement, the Applicable PSU Number will be the number of Company Shares subject to such Company PSU that have been earned based on actual performance as of the applicable performance determination date prior to the Settlement.

12.1.3	In the case of Company PSUs with respect to which the applicable performance determination date has not occurred prior to the Settlement, the Applicable PSU Number will be determined based on the total number of Company Shares subject to such Company PSU (without any pro rata reduction for the portion of the applicable performance period that has not elapsed as of the Settlement), assuming achievement at the target performance level.

12.2	Transaction Payments

At the Settlement, employees and other Company Service Providers of the Group who are entitled to a Transaction Payment pursuant to the terms of an applicable employment agreement, management agreement, consultancy agreement, side letter or other agreement or arrangement, as in effect on the date of this Agreement and as set forth on Schedule 10 (Transaction Payments), shall have the right to receive an amount, in cash, without interest, equal to their respective Transaction Payments, subject to and in accordance with the terms of their respective agreements or arrangements.

12.3	Timing of Payments

As soon as reasonably practicable after the Settlement (but no later than the second (2nd) payroll date after the Settlement), the applicable holders of Company Equity Awards that settle pursuant to Clause 12.1 and employees and other Company Service Providers entitled to a Transaction Payment pursuant to

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Clause 12.2, shall receive such payments from the Company or its applicable Subsidiary or Affiliate through its payroll system or payroll provider. Notwithstanding the foregoing, if any such payment owed to a holder of such a Company Equity Award or employee or other Company Service Provider entitled to a Transaction Payment cannot be made through the Company's (or its applicable Subsidiary's or Affiliate's) payroll system or payroll provider, then the Company (or its applicable Subsidiary or Affiliate) shall make such payment to such holder, employee or Company Service Provider by such other means of payment as is customary in the jurisdiction in which such holder, employee or Company Service Provider is located or as is provided for in the applicable employment agreement, Stock Agreement or other applicable agreement or arrangement, in each case as soon as reasonably practicable following the Settlement Date.

12.4	Tax

The payments in respect of Company Equity Awards described in Clause 12.1 and the Transaction Payments described in Clause 12.2 shall be subject to Clause 2.11. Notwithstanding anything herein to the contrary, with respect to any Company Equity Award or Transaction Payment that constitutes nonqualified deferred compensation subject to Section 409A of the Code, to the extent that payment of the amounts described in Clauses 12.1 or 12.2 would otherwise cause the imposition of a Tax or penalty under Section 409A of the Code or any similar tax or penalty under the laws of any other jurisdiction, such payment shall instead be made at the earliest time permitted that shall not result in the imposition of such Tax or penalty. The Parties shall cooperate in good faith prior to the Settlement Date with the goal of (i) mitigating, to the extent permitted by applicable Law, the Tax impact of the provisions set forth in this Clause 12 and (ii) determining the appropriate settlement mechanics in respect of any such Tax withholding obligations.

12.5	Incentive and Retention Arrangements following Settlement

Without prejudice to the other provisions of this Clause 12, following (and with economic effect as of) Settlement the Buyer shall implement, or cause the Company to implement, retention and incentive arrangements for the Group, it being agreed that such arrangements may be structured in such form and on such terms as the Buyer (acting reasonably) determines appropriate for the Group following Settlement (in line with market practice for private equity sponsored companies of similar size and nature). The Company and the Buyer shall use reasonable efforts acting in good faith to achieve that, subject to each relevant employee's individual consent, (all or some) claims for cash payment of, or cash payments received by, the relevant employees triggered by the provisions of this Clause 12 are rolled-over/re-invested (on an after Tax basis)

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by the relevant employees into such new incentive scheme(s) implemented by the Buyer after Settlement.

12.6	Supervisory Board Action

As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Settlement Date, the Company, the Supervisory Board and the compensation committee of the Supervisory Board, as applicable, shall adopt any resolutions and amendments and take such other actions as may be necessary or appropriate to effectuate the provisions of this Clause 12 provided that the Company shall provide drafts of any such resolutions to the Buyer reasonably in advance of their adoption and shall consider in good faith any reasonable comments of the Buyer thereon. The Company shall take all actions reasonably necessary or appropriate to provide that the Company shall not be required to deliver the Company Shares or other shares in the share capital of the Company to any Person pursuant to or in settlement of Company Equity Awards after the Settlement Date.

12.7	Code Section 280G

Prior to the Settlement Date, the Parties shall cooperate in good faith to determine whether any payments or benefits to be made or provided to any individual in connection with the Transactions could constitute "parachute payments" within the meaning of Section 280G(b)(2) of the Code. If any such payment or benefit could, absent mitigation, constitute an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code, the Parties shall cooperate in good faith to mitigate the application of Section 280G of the Code. The Company may implement arrangements with "disqualified individuals" (as defined in Section 280G of the Code) to minimize any adverse tax consequences of Sections 280G and 4999 of the Code on the Company and the disqualified individuals, which arrangements may include (without limitation) accelerating the vesting, settlement or payment of certain compensation into calendar year 2026, including, without limitation, the Transaction Payments, the Company RSUs and Company PSUs and annual incentive awards, that would otherwise vest, settle or be paid in calendar year 2027. For the avoidance of doubt, such mitigation actions shall not be excepted from, and not subject to, the covenants set forth in Schedule 7 (Non-Financial Covenants). Nothing in this Clause 12.7 shall require the Buyer or any of its respective Affiliates to make, fund or reimburse any payment or benefit, and no member of the Group shall, without the prior written consent of the Buyer, provide, agree to provide or amend any arrangement to provide any gross-up, make-whole or other payment in respect of any Tax imposed under Section 4999 of the Code.

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13	Interim Period and further undertakings

13.1	Consultation and Cooperation

13.1.1	During the period from the date of this Agreement until the earlier of (i) the Settlement Date or (ii) the date on which this Agreement is validly terminated in accordance with Clause 17.1 (such period being referred to as the "Interim Period"), the Buyer and the Company shall, subject to applicable Competition Laws and the Applicable Rules, without extending any of the obligations set forth under Clause 14:

(a)	consult and cooperate with each other in respect of any relevant matters in connection with the Offer and the other Transactions, including on publicity and investor relations, subject to the terms and provisions of this Agreement; and

(b)	notify each other promptly (and supply copies of all relevant information in its possession) of any event or circumstance it may become aware of and which would be reasonably likely to have material adverse consequences on the Transactions, including any material adverse impact on the satisfaction of the Offer Conditions, provided that any delay in or absence of such notification by the Buyer shall not prejudice any of the Buyer's rights under or pursuant to this Agreement and that any delay in or the absence of such notification by the Company shall not prejudice any of the Company's rights under or pursuant to this Agreement.

13.2	Conduct of the Company during Interim Period

13.2.1	Subject to applicable Competition Laws, during the Interim Period, the Company shall:

(a)	use commercially reasonable efforts to conduct its business, and shall procure that each of its Subsidiaries use its commercially reasonable efforts to conduct its business, in the ordinary course of business and consistent with past practice other than with the prior written consent of the Buyer (which shall not unreasonably be withheld, conditioned or delayed);

(b)	use its commercially reasonable efforts to preserve intact its business organization and material business relationships with manufacturers, suppliers, vendors, distributors, Governmental Authorities, customers, licensors, licensees and other third parties with which it has material business relationships and keep available the services of its present officers and employees;

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(c)	apply an approach and principles for the assessment of the achievement of targets relevant for any Company Equity Plans and the setting of targets for the financial year 2027 in the ordinary course and in line with past practice;

(d)	comply with the Interim Bridge Financing Documentation; and

(e)	refrain from taking any of the actions, and it shall procure that the other members of the Group shall refrain from taking any such actions, set out on Schedule 8 (Interim Period) without the prior written consent of the Buyer (which shall not unreasonably be withheld, conditioned or delayed).

13.2.2	Nothing in Clause 13.2.1 restricts any member of the Group from taking any action or refrain from taking any action:

(a)	expressly contemplated by this Agreement;

(b)	consented to in advance by the Buyer in writing (which consent shall not unreasonably be withheld, conditioned or delayed);

(c)	set forth on Schedule 9 (Interim Period Exceptions); or

(d)	required to comply with any Applicable Rules or Law.

13.2.3	During the Interim Period, the Company shall use its reasonable best efforts to obtain, as promptly as practicable, any consents, waivers and approvals under any of its or its Affiliates' respective agreements, contracts, licenses or leases, required or advisable to be obtained from any third party in order to consummate the Offer or the other Transactions.

13.3	Conduct of the Buyer during Interim Period

Subject to applicable Competition Laws, during the Interim Period, the Buyer shall not, directly or indirectly, and shall not encourage or induce any of its Affiliates or Portfolio Companies to hire, solicit for employment, or offer to employ any Person who is at such time an employee, director or officer of any member of the Group (in each case, other than in the ordinary course of the Buyer's or the relevant Affiliate's business or pursuant to general mass solicitations of employment not specifically directed toward employees of the Group or in response to an approach from such employee, director, officer or managerial employee.

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13.4	Transaction Planning

13.4.1	Subject to any limitation pursuant to applicable Competition Laws or other Applicable Rules and save as agreed otherwise in this Agreement, the Company will, upon reasonable prior written notice and during normal business hours, provide, and will procure that its Subsidiaries and Representatives will provide, the Buyer and its advisors reasonable access to their directors, officers, senior employees, premises, documents and advisors, and all such information and documentation as may reasonably be requested by the Buyer in connection with the Offer and the Transactions. In particular, and subject to any limitation pursuant to applicable Competition Laws or other Applicable Rules, the Company shall give the Buyer and its advisors access to such directors, officers and senior employees as well as information and shall give such presentations, prepare and provide such financial information and forecasts to the extent reasonably requested by the Buyer:

(a)	to determine, implement and finalise the acquisition and financing structure of the Transactions;

(b)	to complete any necessary filings and notifications;

(c)	to allow the Buyer and its financing arrangers, bookrunners, underwriters and providers to prepare, enter into and satisfy applicable conditions precedent in relation to the necessary financing and security documentation and to prepare customary syndication materials (including a customary information memorandum) in connection with the Buyer's Financing;

(d)	to facilitate discussions with actual and prospective arrangers, bookrunners, underwriters, financing providers and credit rating agencies in connection with the Buyer's Financing;

(e)	to facilitate the repayment by the Buyer or any of its Affiliates of the Existing Financial Indebtedness and any of the Group's other existing debt financing and the discharge of any related guarantees and security on or about the Settlement Date;

(f)	for benchmarking and preparation purposes;

(g)	otherwise to progress the Transactions and financing related thereto; and

(h)	to discuss any post-closing integration measures.

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13.4.2	Notwithstanding anything to the contrary contained herein, neither the Company nor any of its Subsidiaries nor any of their respective Affiliates or Representatives shall be required to:

(a)	take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business of the Company or its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries;

(b)	provide (x) any information the disclosure of which is prohibited or restricted under any applicable Law or subject to legal privilege or (y) information related or reasonably pertinent to actual or potential litigation or disputes between the Parties to this Agreement or (z) any information with respect to which the Company or any of its Subsidiaries owes a duty of contractual confidentiality to a third-party which cannot be complied with even through entering into additional confidentiality undertakings between the Parties or for which disclosure would cause competitive harm to the Company or its Subsidiaries if the Transactions are not consummated; or

(c)	take any action that would conflict with or violate any applicable Law,

provided, that the Company shall use its reasonable best efforts (A) to allow for such access or disclosure in a manner that does not result in any of the foregoing, including by providing the relevant information to the Buyer's legal counsel on an outside counsel only basis, or (B) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to the Buyer and the Company. The Company shall advise the Buyer in such circumstances that it is unable to comply with the Buyer's reasonable requests for information pursuant to the immediately preceding sentence, and the Company shall reasonably describe the reasons why such information is being withheld.

13.4.3	Except as separately addressed in Clause 14, the Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company, its Subsidiaries or its and their respective Affiliates and Representatives in connection with any obligations pursuant to this Clause 13.4.

13.4.4	The Company and the Buyer shall cooperate with each other with respect to the filing of all notifications to be made under applicable Tax law. In particular, the Company shall provide the Buyer with all information reasonably requested by the Buyer in connection with the notifications pursuant to Sections 19 and 20 of

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the German Real Estate Transfer Tax Act (Grunderwerbsteuergesetz) or any other applicable transfer tax notification requirements arising from or in connection with the Transactions.

14	Regulatory Clearances

14.1.1	Subject to Clause 14.1.2, the Buyer and, where relevant, the Company shall:

(a)	as soon as practicable, and in any event within twenty (20) Business Days after the date of this Agreement, prepare and file with the Competition Authorities all Merger Filings or, in relation to those Merger Filings where the Merger Filing is subject to the approval of the relevant Competition Authority, a draft of the relevant Merger Filing, and as soon as practicable afterwards, the Merger Filing necessary to satisfy the Offer Condition set out in Clause 5.1.1(d) (Competition Clearances);

(b)	as soon as reasonably practicable, and in any event within twenty (20) Business Days after the date of this Agreement, prepare and file with the Investment Screening Authorities or, in relation to those Investment Screening Filings where the Investment Screening Filing is subject to the approval of the relevant Investment Screening Authority, a draft of the relevant Investment Screening Filings, and as soon as practicable afterwards the Investment Screening Filings necessary to satisfy the Offer Condition set out in Clause 5.1.1(e) (Investment Screening Filings);

(c)	supply as promptly as practicable any additional information and documentation that may reasonably be requested by a Competition Authority or the Investment Screening Authority in connection with the Offer Conditions ("Additional Submissions") set out in Clause 5.1.1(d) (Competition Clearances), or Clause 5.1.1(e) (Investment Screening Filings);

(d)	closely consult with the other Party's legal adviser on the preparation and filing of the Merger Filings, Investment Screening Filings and the Additional Submissions with each of the Competition Authorities or the Investment Screening Authorities, including by providing the other Party's legal adviser with all reasonably requested information and documentation in connection with the Merger Filings, or Investment Screening Filings as available to the Buyer;

(e)	promptly provide the other Party's legal adviser with drafts and final copies of any Merger Filings, Investment Screening Filings and Additional Submissions and material communications required to satisfy the Offer Conditions set out in Clause 5.1.1(d) (Competition Clearances), or Clause 5.1.1(e) (Investment Screening Filings) and give the other

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Party at least two (2) days to provide comments on such drafts of Merger Filings and Investment Screening Filings and give the other Party a reasonable opportunity to provide comments on such Additional Submissions and material communications, unless a shorter review time is necessitated by a deadline set by a Competition Authority or Investment Screening Authority;

(f)	keep the other Party's legal adviser informed on a continuing basis of all correspondence with the Competition Authorities or the Investment Screening Authorities in connection with the Offer Conditions set out in Clause 5.1.1(d) (Competition Clearances), or Clause 5.1.1(e) (Investment Screening Filings);

(g)	in respect of any information and materials provided to the other Party under Clauses 14.1.1(d), 14.1.1(e) and 14.1.1(f), be entitled, as it deems advisable, to designate any competitively sensitive materials, business secrets and/or trade secrets as "outside counsel only" and/or to redact such materials that it determines, at its sole discretion (acting reasonably and in good faith), to be commercially sensitive, provided that such materials and the information contained therein that are designated "outside counsel only" shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel without the advance written consent of the Party providing such materials;

(h)	give (representatives of) the other Party the opportunity to attend any meeting and/or negotiation with (representatives of) the Competition Authorities or the Investment Screening Authorities in connection with the Offer Conditions set out in Clause 5.1.1(d) (Competition Clearances), or Clause 5.1.1(e) (Investment Screening Filings), and, in the event the other Party and its legal counsels are prohibited by applicable Law or by such Competition Authorities or any Investment Screening Authority from participating in or attending any meetings or negotiation, keep the other Party and its legal representative promptly and reasonably apprised with respect thereto); and

(i)	agree to take all actions as set out in Schedule 16 (Regulatory).

14.1.2	In any event, the Buyer shall not be required or obligated to (and shall not be obliged to procure that any Buyer Affiliate that directly or indirectly acquires or will acquire the Company or any Group Company enables it to) take or accept any action, omission or undertaking, or any regulatory remedy with respect to the assets or businesses of (i) any of Buyer's Affiliates (including EQT, any investment funds or investment vehicles affiliated with, or managed or advised by, EQT or any Person directly or indirectly controlled by EQT or any investment of EQT or any such investment fund or investment vehicle, (ii) any of the Buyer's

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equity commitment providers or (co-)investors or any of their respective Affiliates and investments and/or (iii) any Portfolio Company of any of the persons set forth in (i) and (ii).

14.1.3	The Company shall use its reasonable best efforts to procure that the Buyer receives all information and documentation in respect of the Group that is available within the Group that is reasonably requested by the Buyer to make or supplement any Merger Filings, or Investment Screening Filings. If the Company fails to timely provide such information and documentation, the deadlines set forth in Clauses 14.1.1(a) and 14.1.1(b) shall be extended accordingly. However, the Buyer is solely responsible for making the Merger Filings, or Investment Screening Filings.

14.1.4	The Buyer must bear all filing fees, penalties, and fines incurred by it or by the Company in respect of the fulfilment of the Regulatory Conditions set out in Clause 5.1.1(d) (Competition Clearances), or Clause 5.1.1(e) (Investment Screening Filings), except for fees, costs, penalties, fines and other liabilities incurred as a direct result of a material breach of an obligation of the Company set out in this Clause 14.

14.1.5	Notwithstanding the foregoing or anything in this Agreement to the contrary, the Buyer shall have principal responsibility for determining the timing, sequence and strategy of seeking Competition Clearance, and the relevant Investment Screening clearances but shall (a) consider in good faith the views of, and consult with, the Company on such strategy, provided that the Buyer shall closely consult with the Company on all material aspects of such timing, sequence and strategy; and (b) in connection with any Investment Screening Filing, consult with the Company and take the Company's comments and requirements, if any, into account before (i) offering or agreeing to any remedies, commitments, obligations, conditions, agreements or other actions relating to the Company proposed to any Investment Screening Authority or (ii) taking any other material substantive position that could reasonably be expected to materially and adversely affect the Group.

14.1.6	The Buyer shall ensure that none of the Buyer, EQT XI and its Subsidiaries shall, during the period commencing on the date of this Agreement and ending on the date on which the Offer Conditions set out in Clause 5.1.1(d) (Competition Clearances) and Clause 5.1.1(e) (Investment Screening Filings) have been satisfied or waived in accordance with this Agreement, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), directly or indirectly enter into or consummate any transaction (including any acquisition, investment, partnership or joint venture) that would reasonably be expected to materially delay or prevent the satisfaction

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of the Offer Conditions set out in Clause 5.1.1(d) (Competition Clearances) or Clause 5.1.1(e) (Investment Screening Filings).

15	Exclusivity

15.1.1	For the purposes of this Agreement, the "Exclusivity Period" shall mean the period commencing on the date of this Agreement and ending on the earlier of the Settlement Date and the date of a valid termination of this Agreement in accordance with Clause 17.1.

15.1.2	During the Exclusivity Period, except as expressly permitted pursuant to Clause 16 (Superior Proposal), the Company shall not, and shall ensure that its Subsidiaries, and its and its Subsidiaries' directors and officers shall not, and shall direct its and its Subsidiaries' agents, advisers or other Representatives acting on its or its Subsidiaries' behalf (together the "Relevant Persons") not to:

(a)	directly or indirectly, initiate, approach, solicit or knowingly encourage (including by way of furnishing non-public information or confidential information or data), or knowingly facilitate or knowingly induce, any inquiry or the making, submission or announcement of any, proposal, request or offer that constitutes, or would reasonably be expected to lead to or result in, an Alternative Proposal from a third-party;

(b)	directly or indirectly, enter into, continue or participate in any discussions or negotiations or otherwise cooperate with any third party with respect to an Alternative Proposal (other than informing third parties of the provisions contained in this Clause 15 (Exclusivity) and Clause 16 (Superior Proposal));

(c)	approve, recommend, authorize, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other contract with respect to an Alternative Proposal;

(d)	provide any non-public or confidential information or data (including by granting access to its books or records) relating to the Group or its businesses to any third party with respect to an Alternative Proposal; or

(e)	publicly propose or announce an intention, or agree, to do any of the foregoing.

15.1.3	During the Exclusivity Period, the Company shall promptly (and in any event within forty-eight (48) hours) (i) notify the Buyer following the receipt of an Alternative Proposal or any Potential Superior Proposal, and include in such

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notice the identity of the third party, the material terms and conditions and financing arrangements of such Alternative Proposal or Potential Superior Proposal and (ii) update the Buyer of any material developments in connection with such Alternative Proposal (including changes to the material terms thereof), within forty-eight (48) hours of such material developments.

15.1.4	In addition, the Company shall, and shall ensure that its Subsidiaries and each of its and their respective directors and officers shall, and shall direct and use reasonable best efforts to ensure their respective other Representatives shall, immediately cease and cause to be terminated any and all discussions or negotiations with any Person ongoing at the date of this Agreement with respect to any Alternative Proposal. The Company shall promptly (and in any event within two (2) Business Days of the date of this Agreement) request each Person that has, prior to the date of this Agreement, executed a confidentiality agreement with the Company in connection with its consideration of any Alternative Proposal to delete or return, as applicable, all confidential information, documents and/or other material, in accordance with the terms of such confidentiality agreement.

15.1.5	Notwithstanding Clauses 15.1.2, 15.1.3 and 15.1.4, the Company and its Subsidiaries and their Relevant Persons are permitted to engage in discussions with, and provide information to, a bona fide third-party that makes an unsolicited approach with the intention to make an Alternative Proposal to the Company and to investigate such approach and enter into discussions with such third-party, provided that the Company shall only be permitted to engage in discussions if and to the extent the Boards have in their reasonable opinion determined that doing so is reasonably necessary to assess whether such Alternative Proposal would reasonably be expected to qualify as or evolve into a Potential Superior Proposal or Superior Proposal. Clause 16.1.2(a) shall apply, mutatis mutandis.

16	Superior Proposal

16.1	Potential Superior Proposal

16.1.1	A "Potential Superior Proposal" is an unsolicited, credible and written Alternative Proposal from a bona fide third party, which proposal did not result from a breach of Clause 15 or this Clause 16 and which proposal in the reasonable opinion of the Boards, after consultation with their outside legal counsel and financial advisors, would constitute or could reasonably be expected to qualify as a Superior Proposal, except that for purposes of this definition of "Potential Superior Proposal," the term "Alternative Proposal" shall have the meaning assigned to such term herein, except that each reference to "more than twenty percent (20%)" shall be deemed to be a reference to "more than fifty percent (50%)".

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16.1.2	Notwithstanding anything to the contrary contained in Clauses 3.2 or 15 (Exclusivity), prior to the End of the Acceptance Period, in the event that the Company receives a Potential Superior Proposal:

(a)	the Company shall be permitted to provide non-public information with respect to the Company and its Subsidiaries to the Person(s) making such Potential Superior Proposal, but only if (A) such Person(s) has entered into a confidentiality agreement with the Company containing material terms at least as restrictive to such Person(s) as the terms contained in the Confidentiality Agreement are to the Buyer, provided that such confidentiality agreement shall not be required to contain any standstill or similar obligation other than a prohibition for such Person(s) acquiring Shares from the date of such Confidentiality Agreement until the date of the announcement (if any) of a Superior Proposal, and which shall not contain any exclusivity provision or other term that would restrict, in any manner, the Company's ability to consummate the Transactions or to comply with its disclosure obligations to the Buyer pursuant to this Agreement, and (B) prior to or contemporaneously with furnishing any such non-public information to such Person(s), it furnishes such non-public information to the Buyer to the extent the Buyer has not previously been provided with such information; and

(b)	the Company shall be permitted to consider such Potential Superior Proposal and engage in discussions or negotiations regarding such Potential Superior Proposal.

16.2	Superior Proposal

As soon as the Boards have determined, at any time prior to the End of the Acceptance Period, that a Potential Superior Proposal constitutes a Superior Proposal and subsequently accept such Superior Proposal, (i) the Company may terminate this Agreement in accordance with Clause 17.1(e) in order to enter into a definitive agreement with respect to such Superior Proposal and (ii) any of the Boards may make an Adverse Recommendation Change; provided that, in the case of each of Clauses (i) and (ii):

(a)	the Company has not materially breached any of its obligations under Clause 15 (Exclusivity) and Clause 16 (Superior Proposal) (unless such breach has not proximately caused such Superior Proposal being received by the Company);

(b)	the Company shall have (i) provided to the Buyer four (4) Business Days' prior written notice, which shall (A) expressly state that it has received a Superior Proposal and intends to, subject to compliance with this Clause 16, enter into a definitive agreement with respect to such Superior

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Proposal, (B) include the material terms and conditions of the Superior Proposal (including the identity of such third party and its advisers, the proposed consideration, the conditions to (making and completion of) the Superior Proposal and other key terms of such Superior Proposal), (C) state that, subject to Clause 16.2(c) and Clause 16.2(d), the Boards have determined to effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with Clause 17.1(e) as applicable, and the Boards have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that the failure to effect an Adverse Recommendation Change and/or cause the Company to terminate this Agreement in accordance with Clause 17.1(e) as applicable, would be inconsistent with the Boards' fiduciary duties under the Laws of the Netherlands (the "Superior Proposal Notice") and after delivery of the Superior Proposal Notice, the Company shall keep the Buyer reasonably informed of all material developments affecting the material terms of any such Superior Proposal, and (ii) prior to making such an Adverse Recommendation Change and/or terminating this Agreement in accordance with Clause 17.1(e), as applicable, if requested in writing by the Buyer, engaged in good faith negotiations with the Buyer during such four (4) Business Day period, as applicable, to amend this Agreement in such a manner that the Alternative Proposal ceases to constitute a Superior Proposal;

(c)	no earlier than the end of the four (4) Business Day period, as applicable, the Boards shall have determined, in good faith, after consultation with their outside legal counsel and financial advisors, that, in light of such Superior Proposal and taking into account any revised terms proposed by the Buyer, such Alternative Proposal continues to constitute a Superior Proposal and that the failure to effect an Adverse Recommendation Change and/or terminate this Agreement in accordance with Clause 17.1(e) would continue to be inconsistent with the Boards' fiduciary duties under the Laws of the Netherlands; and

(d)	if the Superior Proposal is materially amended after delivery of the notice referred to in Clause 16.2(b) above, including any increase in the price or other material improvement in terms, the Company shall deliver a new written notice to the Buyer in accordance with Clause 16.2(b) (a "Subsequent Notice"), and a new matching period of two (2) Business Days shall commence from the date of delivery of such Subsequent Notice, during which period the procedures set forth in Clauses 16.2(b) through 16.2(c) shall apply mutatis mutandis.

This Clause 16.2 (Superior Proposal) will apply mutatis mutandis to any consecutive Superior Proposal made by any other party.

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17	Termination

17.1	Termination by either of the Parties

This Agreement and the rights and obligations thereunder will terminate:

(a)	if the Parties so agree in writing;

(b)	by notice in writing given by either of the Parties (the "Terminating Party") to the other Party if (i) any of the Offer Conditions set out in (A) Clauses 5.1.1(a) (Acceptance Threshold), 5.1.1(b) (Shareholder approval), 5.1.1(c) (Post-Closing Restructuring Decision), 5.1.1(f) (No order limiting consummation of the Offer), 5.1.1(g) (No Material Breach), 5.1.1(h) (No material adverse market change), or 5.1.1(i) (No insolvency) has not been satisfied or waived by the relevant Party or Parties in accordance with this Agreement by the End of the Acceptance Period or if it is apparent and undisputed among the Parties that such Offer Condition(s) cannot be satisfied and will not be waived by the Terminating Party by the End of the Acceptance Period or (B) Clauses 5.1.1(d) (Competition Clearance) or 5.1.1(e) (Investment Screening Filings) has not been satisfied or waived by the relevant Party or Parties in accordance with this Agreement before 11:59 p.m. (Central European Time) on the Long Stop Date or if it is apparent and undisputed among the Parties that such Offer Condition(s) cannot be satisfied and will not be waived by the Terminating Party by such time and (ii) the non-satisfaction of the relevant Offer Condition was not proximately caused by a material breach by the Terminating Party of any of its obligations under this Agreement (including in the case of Buyer, a material breach of the representations and warranties set out in Schedule 12 (Representations and Warranties of the Buyer) (the "Buyer Representations and Warranties"));

(c)	by notice in writing given by the Terminating Party to the other Party, if the other Party (aa) prior to the End of the Acceptance Period has breached Clauses 6 (Extraordinary general meeting), 15 (Exclusivity) or 16 (Superior Proposal) or (bb) has breached any other terms of this Agreement, in each case to the extent that any such breach:

(i)            has or could reasonably be expected to have material adverse consequences for the Offer, the other Transactions, or the Terminating Party; and

(ii)           is incapable of being remedied or has not been remedied within ten (10) Business Days after receipt by the other Party of a written notice from the Terminating Party;

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(d)	by notice in writing given by the Buyer to the Company following an Adverse Recommendation Change;

(e)	by notice in writing given by the Company to the Buyer, prior to the End of the Acceptance Period, in order to concurrently with or immediately following such termination enter into a definitive agreement with respect to a Superior Proposal subject to, and in accordance with, the terms and conditions of Clause 16 (Superior Proposal); provided, that (A) the Boards no later than simultaneously with such notice withdraw or revoke the Post-Closing Restructuring Decision, (B) following such termination, the Company pays the Termination Payment pursuant to Clause 18.1(b) 18.1 and (C) the Company shall not have materially breached any of its obligations under Clauses 15 (Exclusivity) or 16 (Superior Proposal) (unless such breach has not proximately caused such Superior Proposal being received by the Company).

17.2	Consequences of Termination

In the event of a valid termination of this Agreement by either the Company or the Buyer pursuant to the terms of Clause 17.1, this Agreement shall have no force or effect, without any liability or obligation on the part of the Buyer or the Company (or their respective directors, officers, employees, shareholders, Representatives, agents or advisors), other than Clause 1, Clause 2.5.5 (last sentence), Clause 4.7.3 and Clauses 18 through 30 and 32, which shall survive such termination; provided, however, that, except as provided in Clause 18.1 and Clause 18.2, the termination of this Agreement shall not relieve any Party from any liability arising from any fraud or Willful Breach by such Party of any covenant or obligation of this Agreement prior to such termination, and the aggrieved Party shall have the right to assert all rights and remedies available to it at Law.

18	Termination Payment

18.1	Termination Payment

18.1.1	The Company shall pay to the Buyer by wire transfer of immediately available funds a termination payment of EUR 150,000,000 (one hundred and fifty million euro) in cash, exclusive of (reverse charge) VAT, if any, if this Agreement is terminated on the basis of any of the following circumstances:

(a)	the Buyer terminates this Agreement pursuant to (i) Clause 17.1 (d) (Adverse Recommendation Change), (ii) Clause 17.1(b) because the Offer Condition set out in Clause 5.1.1(c) (Post-Closing Restructuring Decision) is not satisfied or waived at the End of the Acceptance Period, solely as a result of the Company failing to adopt a Post-Closing Restructuring Decision in accordance with Clause 6.3(a) despite the

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Demerger and Share Sale Resolutions having been approved by at least 80% of the votes cast at the EGM, or (iii) Clause 17.1(b) because the Offer Condition set out in Clause 5.1.1(g) (No Material Breach) is not satisfied or waived at the End of the Acceptance Period, such payment to be made within ten (10) Business Days following receipt of an invoice covering such termination payment;

(b)	the Company terminates this Agreement pursuant to Clause 17.1 (e) (Superior Proposal) in which case payment shall be made within ten (10) Business Days following receipt of an invoice covering such termination payment; or

(c)	if (A) an Alternative Proposal has been publicly made or otherwise becomes generally known to the public following the date hereof and prior to termination of this Agreement and has not been publicly withdrawn or otherwise abandoned prior to termination of this Agreement, (B) this Agreement is thereafter validly terminated by (i) the Company or the Buyer pursuant to Clause 17.1(b) because one or more of the Offer Conditions set out in Clauses 5.1.1(b) (Shareholder approval) or 5.1.1(g) (No Material Breach) has not been satisfied and, at the time of such termination the Acceptance Threshold has not been satisfied (or shall have ceased to be satisfied) (but only if at such time Buyer would not be prohibited from terminating this Agreement pursuant to Clause 17.1(b)(ii)), and (C) prior to the date that is twelve (12) months following the date of such termination, the Company enters into a definitive contract with respect to any transaction specified in the definition of "Alternative Proposal", in which case payment shall be made to the Buyer concurrently with the earlier of the date on which the Company enters into such definitive contract and the date on which such Alternative Proposal is consummated, provided five (5) calendar days have passed following receipt of an invoice covering such termination payment. For purposes of this lit. (c), references in the definition of the term "Alternative Proposal" to the figure "twenty percent (20%)" shall be deemed to be replaced by "fifty percent (50%)".

18.1.2	In no event shall the Company be required to make the payment set forth in this Clause 18.1 on more than one occasion.

18.1.3	Notwithstanding anything to the contrary contained in this Agreement, (a) in the event that the Buyer shall receive full payment of the termination payment pursuant to this Clause 18.1, the receipt of such payment shall substitute for payment of any and all losses or damages suffered or incurred by the Buyer or its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for

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such termination, and none of the Buyer or its Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of the Company Related Parties (as defined below) arising out of or in connection with this Agreement or any of the Transactions (or the abandonment thereof) or any matters forming the basis for such termination and (b) the Buyer's right to receive the termination payment pursuant to this Clause 18.1 shall be the sole and exclusive claim for damages of the Buyer or its Affiliates against the Company, each of its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, employees, members, Affiliates, agents or advisors (collectively, "Company Related Parties") for any loss suffered as a result of, arising out of or in connection with the termination of this Agreement, the failure of the Offer or the Transactions to be consummated or for any breach or failure to perform hereunder or in connection with this Agreement or otherwise, and upon payment of the termination payment, none of the Company Related Parties shall have any further liability or obligation, actual or contingent or otherwise relating to or arising out of or in connection with this Agreement or the Transactions; provided, that nothing herein shall release any Party from liability for fraud or Willful Breach with respect to the covenants or obligations contained herein.

18.2	Reverse Termination Payment

18.2.1	Within ten (10) Business Days of a first written request from the Company, the Buyer shall pay to the Company in cash a termination payment (the "Reverse Termination Payment") of:

(a)	EUR 300,000,000 (three hundred million euro) if this Agreement is validly terminated by either of the Parties in accordance with Clause 17.1(b)(B), provided that failure to satisfy the relevant Offer Condition set out in Clause 5.1.1(d) (Competition Clearance) or 5.1.1(e) (Investment Screening) was not caused by a material breach by the Company of its obligations under Clause 14; or

(b)	EUR 150,000,000 (one hundred and fifty million euro) if (i) this Agreement is validly terminated by the Company in accordance with Clause 17.1(c)(bb) prior to the End of the Acceptance Period and (ii) the Boards have, no later than simultaneously with such termination notice, withdrawn or revoked the Post-Closing Restructuring Decision, in each case exclusive of (reverse charge) VAT, if any.

18.2.2	Notwithstanding anything to the contrary contained in this Agreement, (a) in the event that the Company shall receive full payment of the termination payment pursuant to this Clause 18.2, the receipt of such payment shall substitute for payment of any and all losses or damages suffered or incurred by the Company

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or its Affiliates in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of the Company or its Affiliates shall be entitled to bring or maintain any claim, action or proceeding against the Buyer or any of its Affiliates or the Buyer Related Parties arising out of or in connection with this Agreement, any of the Transactions (or the abandonment thereof) or any matters forming the basis for such termination and (b) the Company's right to receive the termination payment pursuant to this Clause 18.2 shall be the sole and exclusive claim for monetary damages of the Company or its Affiliates against the Buyer, each of its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, employees, members, Affiliates, agents or advisors (collectively, "Buyer Related Parties") for any loss suffered as a result of, arising out of or in connection with the termination of this Agreement, the failure of the Offer or the Transactions to be consummated or for a breach or failure to perform hereunder or in connection with this Agreement or otherwise, and upon payment of such amount(s), none of the Buyer Related Parties shall have any further liability or obligation, actual or contingent or otherwise relating to or arising out of or in connection with this Agreement or the Transactions; provided, that nothing herein shall release any Party from liability for fraud with respect to the covenants or obligations contained herein. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Buyer be required to pay the Reverse Termination Payment on more than one occasion.

18.3	Termination Payment and Tax

18.3.1	The Parties shall take the position that any termination payment as referred to in Clauses 18.1 and 18.2 is (i) not treated as a supply of goods or a supply of services under the Law governing VAT of any applicable European Union member state or (ii) otherwise exempt from VAT. Except as otherwise required by applicable Law, each Party shall act in a manner consistent with the foregoing (including filing Tax Returns consistent therewith) and shall use its reasonable best efforts to contest any contrary position in a Tax Audit or similar proceeding.

18.3.2	If, notwithstanding Clause 2.11 and the foregoing, a Tax Authority takes the position that VAT is chargeable on any compensation as referred to in Clauses 18.1 and 18.2 such VAT shall be borne by the payer of such termination compensation. If the recipient of such compensation is required to account to the Tax Authority for such VAT, (a) the recipient thereof shall provide the payer with a corrected valid VAT invoice describing the amount of VAT chargeable on such compensation and (b) the payer of such compensation shall pay to the recipient thereof (in addition to such compensation) an amount equal to the VAT due to the recipient of such compensation within ten (10) Business Days after receiving such a corrected valid invoice. The recipient shall remit the VAT to the relevant

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Tax Authority. If, however, such VAT is payable by the payer of such compensation as the VAT liable person pursuant to a reverse charge mechanism, the payer shall account for and pay such VAT to the Tax Authority without additional payment of such VAT to the recipient of such compensation.

18.4	Specific Performance and Related Provisions

18.4.1	Each Party shall have the right to demand specific performance (nakoming vorderen) of the provisions of this Agreement by the Company or the Buyer, as the case may be.

18.4.2	The provisions of Section 6:92, paragraphs 1 and 3 of the DCC shall, to the maximum extent possible, not apply. Each Party hereby waives any (potential) right it might have to request mitigation of such liability in any manner (in legal proceedings or otherwise).

18.4.3	Unless explicitly provided otherwise in this Agreement, any payment obligation of the Company or the Buyer under Clauses 18.1 and 18.2 shall exist regardless of whether there is an attributable failure (toerekenbare tekortkoming) by the Company or the Buyer, as the case may be.

19	Confidentiality and public announcements

19.1	Substance of Agreement

The substance of this Agreement will be disclosed in the Joint Announcement attached hereto as Schedule 3-B, which shall be issued as set forth in Clause 2.4.3, and also in the Offer Documents, the Reasoned Position Statement and furthermore as required by the Applicable Rules.

19.2	Non-Disclosure

Notwithstanding Clause 19.1 and without prejudice to the other provisions of this Agreement, no Party shall, without the written approval of the other Party, disclose this Agreement and the discussions and negotiations concerning the Offer to anyone, except (a) to its Affiliates and its and its Affiliates' respective advisors, employees, officers, directors and agents, (b) any actual or prospective arrangers, bookrunners, underwriters, financing providers, co-investors, limited partners, insurance broker and providers, and rating agencies (and their respective Affiliates and their or their Affiliates' respective advisors, employees, officers, directors and agents) in connection with the Transactions, (c) to the extent that it is obliged to make such a disclosure pursuant to the Applicable Rules or order of a court or other Governmental Authority, or (d) to Bafin and/or SEC for purposes of preparing and/or implementing the Offer and/or the Transactions. Where possible and other than in the cases of lit. (d), the disclosing

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Party shall, prior to disclosure, consult the other Party about the form and contents of such disclosure.

19.3	Press Releases and Contact with Journalists

Without prejudice to Clause 2 (The Offer), the Buyer and the Company shall consult with one another prior to issuing, and provide each other with the opportunity to review and comment upon, any press release, public announcement, public statement or other public disclosure with respect to this Agreement or the Transactions and shall not issue any such press release, public announcement, public statement or other public disclosure prior to such consultation without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law or by the rules and regulations of the NYSE or the Frankfurt Stock Exchange, in which event the Buyer and the Company shall endeavour, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the Buyer or the Company, as applicable, to review and comment upon such press release, public announcement, public statement or other public disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, that (a) each of the Company and the Buyer (and an Affiliate of the Buyer) may make press releases or public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in previous press releases or public announcements made by the Buyer, any of its Affiliates and/or the Company in compliance with this Clause 19.3 and (b) each of the Company and the Buyer (and an Affiliate of the Buyer) may make any public statements in response to questions by the press, investors or analysts or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures, public statements or other public disclosures made by the Buyer, any of its Affiliates and/or the Company in compliance with this Clause 19.3. In any event, the Buyer shall be entitled to disclose this Agreement as well as the existence and contents of this Agreement (including a summary of the material content of this Agreement) to Bafin and SEC and in the Tender Offer Document.

19.4	Confidentiality Agreement

19.4.1	The Confidentiality Agreement, except for paragraphs 11 and 12 of the Confidentiality Agreement which shall terminate as of the date hereof, will remain in full force and effect subject to and in accordance with its terms, and in terms of any conflict with the provisions hereof, this Agreement shall prevail and provided that the Company's consent shall not be required under paragraph 7 of the Confidentiality Agreement for any contact otherwise restricted thereunder

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that is permitted pursuant to the terms of this Agreement or required to implement this Agreement and/or the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, the Confidentiality Agreement shall be deemed terminated as of the Settlement Date instead of, for the avoidance of doubt, the term included in paragraph 16 of the Confidentiality Agreement.

19.4.2	Notwithstanding anything to the contrary in this Agreement, the Buyer shall not be required to disclose, or to procure that any of its Affiliates discloses, in connection with any Regulatory Clearance or related filings and submissions, any particularly sensitive non-public personal, financial or national security-related information relating to Luxinva S.A. or any of its direct or indirect Affiliates, shareholders, ultimate beneficial owners or holding companies, or any of their current or former directors, provided that such disclosure of such information would breach an applicable legal or confidentiality obligation or an existing (as of the date of this Agreement) bona fide and generally applicable internal policy of such relevant entities unless (i) the relevant (category of) information has been previously disclosed in comparable circumstances or (ii) the relevant information is listed in the whitelist set out in Schedule 13 (Whitelist), provided that nothing in this Clause 19.4.2 shall limit the obligations of the Buyer to pay the Reverse Termination Payment under Clause 18.2 in the event that the non-provision of such information results in the failure to satisfy any Regulatory Condition.

20	Assignment

20.1	No Assignment

With the exception of Clauses 20.2 and 20.3 and as otherwise provided in this Clause 20.1, none of the Parties can assign, delegate or transfer any of its rights or obligations under this Agreement without the prior written consent of the other Party and such prohibited assignment shall be null and void, provided that the Buyer shall be entitled to charge and/or assign the benefit of this Agreement to any Debt Financing Source by way of security in connection with the Debt Financing (whether in whole or in part) of the Buyer contemplated under this Agreement, provided that any such assignment shall not relieve the Buyer of any obligations or its responsibilities hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors and assignees.

20.2	Assignment to Wholly-Owned Subsidiaries of the Buyer

The Buyer is entitled to assign any and all of its rights and obligations under this Agreement, with the exception of its rights and obligations under Clause 18, to any of its wholly-owned subsidiaries. In the event of such assignment, this Agreement shall, insofar as it refers to the Buyer, apply mutatis mutandis to the

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designated assignee. The Buyer shall remain jointly and severally liable with the designated assignee for the proper performance of any obligations assigned to the designated assignee under this Clause 20.2.

20.3	Assignment to Affiliates by the Company after Liquidation or Dissolution

If, after the Settlement Date, the Company is liquidated or dissolved, the Company will, immediately prior to such liquidation or dissolution, be entitled to assign any and all of its rights and obligations under this Agreement to any of its Affiliates. The Buyer shall cause the relevant members of the boards of the Buyer and of the relevant managing boards of the relevant wholly-owned Subsidiaries to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required, to ensure that the Parties and their Representatives (if any) give effect to the provisions of this Clause 20.3.

21	Costs

21.1.1	Except where this Agreement provides otherwise, each Party shall pay its own costs relating to the negotiation, preparation, execution and performance of this Agreement and any documents executed pursuant thereto.

21.1.2	Notwithstanding Clause 21.1.1, and subject to Clauses 8.3.8 and 18.3, the Buyer shall directly or indirectly pay all stamp, real estate and other transfer, registration, sales and other Taxes, duties, fees, imposts, levies and charges in connection with the Transaction, including any (indirect) capital gains Taxes arising as a result of or in connection with the Transaction, in each case only to the extent payable by any Group Company, including where any such Taxes are required to be deducted or withheld under applicable Tax Law. The Buyer shall comply with, and the Parties shall cooperate to procure compliance with, all applicable local filing, reporting, and other compliance requirements in connection with any Taxes arising as a result of or in connection with the Transaction. The Buyer’s obligation under the first sentence of this Clause 21.1.2 shall cease upon the date on which the Company ceases to exist as a result of the Post-Closing Restructuring Measures having been implemented in full in accordance with Clause 8.3 ( Post-Closing Restructuring).

22	No waiver

The rights of any Party shall not be prejudiced or restricted by any indulgence or forbearance extended to any other Party and no waiver by any Party in respect of any breach shall operate as a waiver in respect of any subsequent breach. No single or partial exercise of any right precludes any other or further exercise thereof or of any other right. No provision of this Agreement may be waived or

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extended except by a written instrument signed by the Party against whom the waiver or extension is to be effective.

23	No rescission

To the extent permitted by Law, the Parties waive their rights, if any, to (i) in whole or in part annul, rescind or dissolve (including any ontbinding or gehele dan wel partiële ontbinding en vernietiging), or demand in legal proceedings the annulment, rescission or dissolution in whole or in part of this Agreement, including on the basis of Section 7:17 of the DCC and (ii) invoke Section 6:228 of the DCC in the sense that an error (dwaling) shall remain for the risk and account of the Party in error as referred to in Section 6:228, subsection 2 of the DCC. Furthermore, each of the Parties waives its rights, if any, to in whole or in part seek the alteration of this Agreement pursuant to Section 6:230 of the DCC.

24	Further assurances

The Parties undertake to each other to execute and perform all such deeds, documents, assurances, acts and things and to exercise all powers and rights available to them, in whatever capacity, including the giving of all waivers and consents and the passing of all resolutions reasonably required to ensure that the Parties and their Representatives give effect to the provisions of this Agreement.

25	Invalidity

If any term, covenant, provision or restriction of this Agreement is or is held to be invalid, void or unenforceable by a court of competent jurisdiction or other Governmental Authority, then so far as it is invalid, void or unenforceable it has no effect and is deemed not to be included in this Agreement. This shall not invalidate any of the remaining provisions of this Agreement, to the extent that, given this Agreement's substance and purpose, such remainder is not inextricably related to the (wholly or partially) invalid, void or unenforceable provision. The Parties shall use their respective reasonable best efforts to replace any invalid, void or unenforceable provision by a valid provision the effect of which is as close as possible to the intended effect of the invalid, void or unenforceable provision.

26	Third-party rights

Except as set out in Clauses 7.4.1 and 9 this Agreement does not contain any stipulation in favour of any third-party (derdenbeding) and nothing in this Agreement (including, for the avoidance of doubt, the Non-Financial Covenants and Clause 12), express or implied, is intended to confer upon any Person other than the Parties to this Agreement any right or remedy.

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27	Entire agreement and amendment

This Agreement (including the Schedules hereto), together with the Confidentiality Agreement and any other agreement referred to herein (e.g., the Equity Commitment Letters), constitutes the entire agreement between and understanding of the Parties in respect of the Offer and the other Transactions and any preceding or concurrent oral or written agreements or arrangements between the Parties in relation thereto are hereby superseded. A variation, supplement or any amendment to this Agreement is valid only if it is in writing and signed by each of the Parties.

28	Notices

28.1.1	Any notice in connection with this Agreement must be:

(a)	in writing;

(b)	in English, or if there is no English version that can be made available, accompanied with an English translation. In the event of any conflict between the English text and the text in any other language, the English text shall prevail; and

(c)	delivered by hand, fax, email, registered post, courier, writ or petition.

28.1.2	The Buyer nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

Johannes Vermeerplein 9, 1071DV Amsterdam, The Netherlands

E-mail: eqt-fo-equity@eqtpartners.com

Attention: BoM

28.1.3	The Company nominates the address referred to below as its place of residence at which notices may be served for all matters in connection with this Agreement:

Hulsterweg 82, 5912 PL Venlo, The Netherlands

E-mail: Roland.Sackers@qiagen.com and Philipp.Hugo@qiagen.com

Attention: Roland Sackers (CFO) and Dr. Philipp von Hugo (Head of Global Legal Affairs and Compliance)

28.1.4	A copy of each notice to a Party must be simultaneously sent:

for the Buyer to (which shall not constitute notice):

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EQT Partners AG, Glärnischstrasse 8, 8002 Zürich, Switzerland

E-mail: matteo.thun@eqtpartners.com; friedrich.reick@eqtpartners.com

Attention: Matteo Thun-Hohenstein; Friedrich Reick

and

Milbank LLP, Maximilianstraße 15, 80539 Munich, Germany

E-mail: SOppenlaender@milbank.com; CRothenfusser@milbank.com

Attention: Dr. Steffen Oppenländer; Dr. Christoph Rothenfußer for the Company to (which shall not constitute notice):

De Brauw Blackstone Westbroek N.V., Burgerweeshuispad 201, 1076 GR Amsterdam, The Netherlands

E-mail: arne.grimme@debrauw.com, frank.hamming@debrauw.com and DeBrauwMA-notices@debrauw.com

Attention: Arne Grimme and Frank Hamming

28.1.5	A Party may from time to time nominate a different place of residence or contact person by notifying the other Party of that new place of residence or contact person in accordance with the terms hereof.

28.1.6	A notice will be effective upon receipt and will be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post, courier, writ, e-mail or petition; or

(b)	at the time of transmission in legible form, if delivered by fax.

29	Counterparts

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment, including by ..pdf, .tif, .gif, .jpg or similar attachment, or telecopy (each, an "Electronic Delivery") shall be an effective mode of delivery. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery, as a defence to the formation of a contract, and each Party hereby

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forever waives any such defence, except to the extent that such defence relates to lack of authenticity.

30	Governing law and Forum

30.1	Governing Law

Except for:

(a)	the duties of the Buyer and the Company under the German Takeover Act and the German Takeover Regulation, which shall be interpreted, construed and governed by and in accordance with the Laws of the Federal Republic of Germany without regard to the conflict of law principles thereof; and

(b)	the duties of the Buyer and the Company under the Exchange Act and the Securities Act, which shall be interpreted, construed and governed by and in accordance with the Laws of the United States without regard to the conflict of law principles thereof, this Agreement shall be deemed to be made in, and in all respects shall be interpreted, construed and governed exclusively by and in accordance with the Laws of the Netherlands without regard to the conflict of law principles thereof.

30.2	Forum

The Parties hereby irrevocably submit to the exclusive jurisdiction of the District Court (Rechtbank) of Amsterdam, the Netherlands in first instance, subject to appeal to the appropriate Court of Appeal and the Dutch Supreme Court, if applicable (the "Dutch Courts") in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement or the Transactions. Notwithstanding the foregoing, nothing in this Agreement shall limit the right of the Buyer or the Company to commence or prosecute any legal action against another Party or any of its Subsidiaries or Affiliates in any court of competent jurisdiction in the United States, Germany, or elsewhere to enforce the judgments and orders of the Dutch Courts. For the avoidance of doubt, the Parties consent to jurisdiction and venue in Delaware Chancery Court to enforce the judgments and orders of the Dutch Courts (including any orders for specific performance (nakomingsvordering)), and no Party will raise any objections to the enforcement of that judgment by the Chancery Court.

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30.3	Waiver Of Jury Trial

EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS AND AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS CLAUSE 30.3.

30.4	Applicability to Other Agreements

Clause 30 shall also apply to disputes arising out of or in connection with agreements which are connected with this Agreement or the Transactions, unless the relevant agreement expressly provides otherwise.

30.5	Rules of Construction

The Parties have participated jointly in negotiating and drafting this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provision of this Agreement. The Parties agree that through this Agreement, the Company shall not become a person acting jointly (gemeinsam handelnde Person) with the Offeror within the meaning of Section 2 para. 5 of the German Takeover Act and that this Agreement shall be construed accordingly.

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31	REPRESENTATIONS AND WARRANTIES

31.1	Representations and Warranties of the Company

31.1.1	The Company hereby represents and warrants to the Buyer that, at the date of this Agreement, each of the statements set out in Schedule 11 (Representations and Warranties of the Company) is true and accurate, subject to the limitations set forth in Clause 31.3. If the Offer is declared unconditional (gestand gedaan), the Company Representations and Warranties shall lapse and the Buyer will have no further rights under this Clause 31.1.

31.1.2	Except for the representations and warranties made by the Company in this Clause 31.1, neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to the Buyer or made available to the Buyer in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or by any of the Transactions. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by the Buyer in Clause 31.2, neither the Buyer nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Buyer, its business, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Buyer or any other matter furnished or provided to the Company or made available to the Company in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby or by any of the Transactions. The Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Buyer and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

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31.2	Representations and Warranties of the Buyer

31.2.1	The Buyer hereby represents and warrants to the Company that, at the date of this Agreement, each of the statements set out in Schedule 12 (Representations and Warranties of the Buyer) is true and accurate.

31.2.2	Except for the representations and warranties made by the Buyer in this Clause 31.2, neither the Buyer nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Buyer, its business, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Buyer or any other matter furnished or provided to the Company or made available to the Company in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby or by any of the Transactions. The Buyer disclaims any other representations or warranties, whether made by the Buyer or any of its Affiliates or Representatives. The Buyer acknowledges and agrees that, except for the representations and warranties made by the Company in Clause 31.1, neither the Company, any of its Subsidiaries, nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their respective businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or any of its Subsidiaries or any other matter furnished or provided to the Buyer or made available to the Buyer in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby or by any of the Transactions. The Buyer specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

31.3	No recourse

The Buyer acknowledges and agrees that the Company Representations and Warranties are solely given for informational purposes and without recourse,

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except as expressly provided in this Agreement in relation to the Offer Conditions and the Buyer's termination rights and except in respect of fraud, Willful Breach or any other matter that cannot be limited or waived under applicable Law. The Company acknowledges and agrees that the Buyer Representations and Warranties are given for informational purposes and without recourse on the same basis.

32	Debt Financing Sources

Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (i) agrees that any Action, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, arising out of or relating to, this Agreement, any Financing that is debt financing (the "Debt Financing") or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of the courts of England, in the case of any such Action to the extent relating to any Debt Financing in the form of loans (or any commitment in respect thereof), or the federal and New York State courts sitting in the Borough of Manhattan in the City of New York, in the case of any such Action to the extent relating to any Debt Financing in the form of notes or other debt securities (or any commitment in respect thereof), so long as such forum is and remains available, and any appellate court thereof and each Party irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court, (ii) agrees that any such Action shall be governed by the laws of England, in the case of any such Action to the extent relating to any Debt Financing in the form of loans (or any commitment in respect thereof), or the State of New York, in the case of any such Action to the extent relating to any Debt Financing in the form of notes or other debt securities (or any commitment in respect thereof) (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any applicable definitive document relating to the Debt Financing, (iii) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than the courts of England, in the case of any such Action to the extent relating to any Debt Financing in the form of loans (or any commitment in respect thereof), or the federal and New York State courts sitting in the Borough of Manhattan in the City

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of New York, in the case of any such Action to the extent relating to any Debt Financing in the form of notes or other debt securities (or any commitment in respect thereof), (iv) agrees that service of process upon the Company, its Subsidiaries or its controlled Affiliates in any such Action or proceeding shall be effective if notice is given in accordance with Clause 28 (Notices), (v) irrevocably waives, to the fullest extent that it may effectively do so, the defence of an inconvenient forum to the maintenance of such Action in any such court, (vi) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury (in respect of any Action brought in a court of the United States only) in any Action brought against the Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, in any way arising out of or relating to, this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (vii) agrees that none of the Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Debt Financing, will have any liability to the Company or any of its Subsidiaries or any of their respective controlled Affiliates or Representatives (in each case, other than the Buyer, its Subsidiaries and any of their Affiliates) relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, (viii) agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Clause 32, and (ix) agrees that this Clause 32 shall survive any termination of this Agreement and that no provision of this Clause 32 may be amended, modified, waived or terminated in a manner that is adverse to any Debt Financing Source without the prior written consent of the Debt Financing Sources. This Clause 32 shall not apply to the Interim Bridge Financing or the Interim Bridge Financing Documentation and the Debt Financing Sources in their capacity thereunder, except for sub-clauses (i) and (ii) of this Clause 32 which shall apply mutatis mutandis.

[SIGNATURES TO FOLLOW ON THE NEXT PAGE]

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THIS BUSINESS COMBINATION AGREEMENT HAS BEEN SIGNED ON THE DATE STATED AT THE BEGINNING OF THIS AGREEMENT BY:

/s/ Aiste Ramanauskaite
Crown NL Bidco B.V.
By: Aiste Ramanauskaite
Title: Managing Director

/s/ Paolo Pocaterra
Crown NL Bidco B.V.
By: Paolo Pocaterra
Title: Managing Director

/s/ Roland Sackers
QIAGEN N.V.
By: Roland Sackers
Title: Managing director

SIGNATURE PAGE BUSINESS COMBINATION AGREEMENT

Schedule 1	Definitions

"2017 Schuldschein" means the Company's German private placement loan (Schuldscheindarlehen) issued in 2017 in several tranches, with an aggregate original principal amount of USD 45.0 million for the USD tranche and EUR 255.0 million for the EUR tranches, with most tranches having matured between 2021 and 2024 and one single tranche in the original principal amount of EUR 14.5 million maturing in June 2027;

"2022 Registered Note" means the Company's German private placement registered note (Namensschuldverschreibung) with an aggregate original principal amount of EUR 70.0 million (comprising 70 individual registered notes of EUR 1,000,000 each), issued on 16 August 2022 and maturing on 16 August 2035;

"2022 Schuldschein" means the Company's German private placement loan (Schuldscheindarlehen) issued in 2022 in several tranches, with an aggregate original principal amount of EUR 300.0 million, maturing in various periods from 2025 through 2032;

"2027 Convertible Notes" means the Company's 0% coupon convertible notes in an original aggregate principal amount of USD 500.0 million, of which USD 26.0 million remain outstanding, issued on 17 December 2020 and with a maturity date of 17 December 2027;

"2031 Convertible Notes" means the Company's 2.500% coupon convertible notes in an aggregate principal amount of USD 500.0 million, issued on 10 September 2024 and with a maturity date of 10 September 2031;

"2032 Convertible Notes" means the Company's 2.0% convertible notes in an aggregate principal amount of USD 750.0 million, issued on 4 September 2025 and with a maturity date of 4 September 2032;

"Acceptance Period" has the meaning given to it in Clause 2.8.1;

"Acceptance Threshold" has the meaning given to it in Clause 5.1(a);

"Action" means any litigation, action, audit, proceedings, examination, investigation, claim, suit, hearing, arbitration, mediation, interference, cancellation, opposition, re-examination or other proceeding (public or private) by or before, or otherwise involving, any Governmental Authority.

"Ad-Hoc Announcement" has the meaning given to it in Clause 2.4.2;

"Additional Acceptance Period" has the meaning given to it in Clause 2.8.2;

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"Additional Submissions" has the meaning given to it in Clause 14 (Regulatory Clearances);

"Adverse Recommendation Change" has the meaning given to it in Clause 3.2 ( Support);

"Affiliate" means, (a) with respect to any Person (other than the Buyer, EQT and any Person directly or indirectly controlled by EQT), any other Person directly or indirectly controlling, controlled by or under common control with such Person and (b) with respect to the Buyer, EQT and any Person directly or indirectly (co-)controlled by EQT, any Person directly or indirectly controlled by EQT, but excluding (i) for the avoidance of doubt, any limited partner or investor (and any Person directly or indirectly controlling, controlled by or under common control with such limited partner or investor) and (ii) any Portfolio Companies. For purposes of this definition, the term "control" (including the correlative terms "controlling", "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

"Agreement" has the meaning given to it in consideration (F);

"Alternative Proposal" means any offer or proposal for, or any indication of interest in, whether through one or several related transactions, any direct or indirect acquisition of more than twenty percent (20%) of the Company Shares or assets (including for this purpose the outstanding equity securities of Subsidiaries of the Company and any entity surviving any merger or combination including any of them) of the Company or its Subsidiaries representing more than twenty percent (20%) of the revenues, net income or assets (in each case, on a consolidated basis) of the Group, taken as a whole;

"Applicable PSU Number" has the meaning given to it in Clause 12.1.1;

"Applicable Rules" has the meaning given to it in Clause 2.1.3;

"Back-End Indemnified Party" has the meaning given to it in Clause 8.3.8;

"Bafin" has the meaning given to it in Clause 2.1.1;

"Bankruptcy and Equity Exceptions" means the limitations on enforcement arising from bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and similar Laws of general applicability now or hereafter in effect, relating to or affecting creditors' rights and to general principles of equity, whether considered in a proceeding at Law or in equity;

"Bonus Plan" has the meaning given to it in Schedule 7 (Non-Financial Covenants);

"Boards" has the meaning given to it in consideration (H);

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"Bridged Convertible Notes" means the 2031 Convertible Notes and the 2032 Convertible Notes.

"Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in Frankfurt, Germany, Amsterdam, the Netherlands, London, United Kingdom, Luxembourg, Luxembourg, or New York, New York, United States are authorized or required by applicable Law to close;

"Buyer" has the meaning given to it in consideration (2);

"Buyer Related Parties" has the meaning given to it in Clause 18.2.1;

"Buyer Representations and Warranties" has the meaning given to it in Clause 17.1(b);

"Call Option" means the Foundation's right to subscribe for preference shares in the Company's capital pursuant to the Call Option Agreement;

"Call Option Agreement" means the call option agreement entered into by the Foundation and the Company in 2004;

"Cash Confirmation" has the meaning given to it in Clause 2.3 (Certainty of Funds);

"Code" means the United States Internal Revenue Code of 1986, as amended;

"Commencement Date" has the meaning given to it in Clause 2.6.3;

"Company" has the meaning given to it in consideration (1);

"Company Articles" has the meaning given to it in Clause 6.2.1(f);

"Company Equity Awards" means the Company PSUs and Company RSUs;

"Company Equity Plans" means the Company 2014 Stock Plan, which expired in May 2024, and the Company 2023 Stock Plan;

"Company Position Publication Date" has the meaning given to it in Clause 2.7.1;

"Company PSU" means a restricted stock unit issued by the Company pursuant to a Company Equity Plan for which the number of units earned is based upon the achievement of one or more performance goals (notwithstanding that the vesting of such earned restricted stock units may also be conditioned upon the continued services of the holder thereof and/or minimum shareholding requirements), pursuant to which the holder has a right to receive Company Shares after the vesting applicable to such unit. "Company PSU" shall not include Company RSUs;

"Company Recommendation" has the meaning given to it in Clause 3.1(c);

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"Company Related Parties" has the meaning given to it in Clause 18.1.3;

"Company Representations and Warranties" has the meaning given to it in Clause 5.1.1(g);

"Company RSU" means a restricted stock unit issued by the Company pursuant to a Company Equity Plan that vests solely upon the continued service of the holder over a specified period of time, pursuant to which the holder has a right to receive Company Shares after the vesting applicable to such unit. "Company RSUs" shall not include Company PSUs;

"Company Securities" means (i) shares of any class in the share capital of the Company or other voting securities of or ownership interests in the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares in the share capital of the Company, (iii) warrants, calls, options or other rights to acquire any shares in the share capital of the Company and (iv) stock options, (restricted) stock units; restricted shares, stock appreciation rights, performance units or similar securities or rights that are derivative of, or provide economic benefits based on the value of, any shares in the share capital of the Company;

"Company Service Provider" means an employee, individual consultant, individual independent contractor, individual self-employed contractor, leased or temporary employee or director of the Company or any of its Subsidiaries;

"Company Shares" has the meaning given to it in consideration (F);

"Competition Authorities" has the meaning given to it in Schedule 16 (Regulatory);

"Competition Clearances" has the meaning given to it in Clause 5.1.1(d);

"Competition Laws" means the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Competition Improvements Act of 1976, as amended (and the rules and regulations promulgated thereunder), the Federal Trade Commission Act, as amended, the EU Merger Regulation and all other applicable Laws issued by any Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including such Laws of any jurisdiction;

"Completion Date" has the meaning given to it in Clause 7.2.1;

"Confidentiality Agreement" has the meaning given to it in consideration (E);

"Continuing Employee" has the meaning given to it in Schedule 7 (Non-Financial Covenants);

"Conversion" has the meaning given to it in Clause 8.1.1(b);

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"Convertible Note Cash Settlement Amount" has the meaning given to it in Clause 4.5 (Interim Bridge Facility Documentation);

"Convertible Notes" means the 2027 Convertible Notes, the 2031 Convertible Notes and the 2032 Convertible Notes;

"Credit Facility" means the EUR 400.0 million syndicated revolving credit facility agreement dated 4 December 2024 and maturing initially on the fifth anniversary of the date of the facility and the latest the date falling seven (7) years after the date of the facility, subject to an extension mechanism, together with (i) the umbrella credit facility in the amount of EUR 5,000,000 dated 22 October 2012 made available by Deutsche Bank AG, as amended from time to time, (ii) the line of credit (Kreditrahmen) in the amount of EUR 8,000,000 (as amended by Nachtrag Nr. 1 dated 4 August 2021) made available by Commerzbank Aktiengesellschaft, and (iii) the uncommitted credit facility in an amount of EUR 150 million signed on 9 April 2026 and 2 June 2026 made available by Commerzbank Aktiengesellschaft, in each case made available to the Company and/or its Subsidiaries, including any letters of credit, bank guarantees or similar instruments issued or utilised thereunder;

"D&O Insurance" has the meaning given to it in Clause 9.2.1;

"DCC" has the meaning given to it in Clause 2.1.3;

“Debt Commitment Letter“ means the debt commitment letter issued by the Debt Financing Sources delivered to the Company as part of the Financing Documentation;

"Debt Financing" has the meaning given to it in Clause 32 (Debt Financing Sources);

"Debt Financing Sources" means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with the Debt Financing or the Interim Bridge Financing (including any agent or security agent), including the lender parties or noteholders or purchasers party to any commitment letters, joinder agreements, indentures, credit agreements, underwriting agreements or purchase agreements entered into pursuant or relating thereto (such entities, the "Primary Debt Sources"), together with their respective Affiliates, and their respective Affiliates' officers, directors, employees, agents and Representatives and their respective successors and assigns, in each case, to the extent involved in the Debt Financing or the Interim Bridge Financing;

"Demerger" has the meaning given to it in Clause 8.3.5;

"Demerger and Share Sale Resolutions" has the meaning given to it in Clause 6.2.1(a)

"Discharge Resolutions" has the meaning given to it in Clause 6.2.1;

"Dutch Corporate Governance Code" means the Dutch corporate governance code, dated 29 October 2025 as established under Section 2:391, paragraph 5 of the DCC;

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"Dutch Courts" has the meaning given to it in Clause 30 (Governing law and Forum);

"Dutch Decree" has the meaning given to it in Clause 2.1.3;

"Earned Bonuses" has the meaning given to it in Paragraph 5.8 of Schedule 7 ( Non-Financial Covenants);

"Equity Commitment Letters" has the meaning given to it in Clause 4.2 (Equity Financing);

"Equity Financing" has the meaning given to it in Clause 4.2 (Equity Financing);

"EGM" has the meaning given to it in Clause 6.1 (Convocation of the EGM);

"EGM Materials" has the meaning given to it in Clause 6.2.2;

"Electronic Delivery" has the meaning given to it in Clause 29 (Counterparts);

"End of the Acceptance Period" has the meaning given to it in Clause 2.8.1;

"EQT" means EQT AB, a public limited liability company under the laws of Sweden, registered with the Swedish Companies Register under number 556849-4180;

"EQT XI" means each of (i) EQT XI EUR SCSp, a special limited partnership (société en commandite spéciale) organized under the laws of the Grand Duchy of Luxembourg, with its registered office at 51A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies' Register (Registre de Commerce et des Sociétés, Luxembourg) under number B293267, represented by its manager (gérant) EQT Fund Management S.à r.l.; and (ii) EQT XI USD SCSp, a special limited partnership (société en commandite spéciale) incorporated under the laws of the Grand Duchy of Luxembourg, with its registered office at 51A, Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies' Register (Registre de Commerce et des Sociétés, Luxembourg) under number B293268, represented by its manager (gérant) EQT Fund Management S.à r.l.;

"EU Merger Regulation" means Regulation No 139/2004 on the control of concentrations between undertakings;

"Exchange Act" has the meaning given to it in Clause 2.1.3;

"Exclusivity Period" has the meaning given to it in Clause 15.1.1;

"Existing Financial Indebtedness" means, collectively, the Convertible Notes, the Interim Bridge Financing (including, for the avoidance of doubt, the longform finance documentation providing for the Interim Bridge Financing as contemplated by the Interim Bridge Financing Documentation), the 2022 Registered Note, the Schuldschein Loans

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and the Credit Facility, together with any other interest-bearing indebtedness for borrowed money of the Company or any of its Subsidiaries outstanding as at the date of this Agreement and as set out in Schedule 15 (Existing Financial Indebtedness), including all principal, accrued and unpaid interest, prepayment premiums, make-whole amounts, breakage costs and other amounts payable in connection with the repayment, redemption, discharge, cancellation or refinancing thereof (including as a result of the Offer, the Post-Closing Restructuring Measures or any other Transaction), and any guarantees, security or letters of credit granted in connection therewith and any indebtedness incurred after the date of this Agreement by the Company or any of its Subsidiaries in replacement or refinancing of any of the foregoing (and any successive replacement or refinancing thereof), in each case in an amount no greater than the amounts outstanding as of the date of this Agreement (plus interest accrued thereon after 30 September 2026);

"Fairness Opinions" has the meaning given to it in Clause 3.3 (Fairness Opinions);

"Financing" has the meaning given to it in Clause 4.7.1;

"Financing Documentation" has the meaning given to it in Clause 4.3.1;

"Foundation" has the meaning given to it in Recital (D);

"Foundation Support Agreement" has the meaning given to it in Clause 3.5 (Foundation Call Option);

"Frankfurt Stock Exchange" has the meaning given to it in consideration (A);

"Free Cash" means the sum of any cash and cash equivalents available to the Group immediately prior to Settlement which (i) exceed an aggregate amount of USD 250,000,000 (in words: two hundred fifty million US dollar) or (ii) are, in the reasonable discretion of the Managing Board, not reasonably required to fund the Group's ongoing business operations, working capital requirements, capital expenditures and other reasonably foreseeable payment obligations as well as minimum cash reserves which are, in the reasonable discretion of the Managing Board, reasonably necessary to ensure the proper and uninterrupted conduct of the Group's business in the ordinary course, taking into account its reasonably anticipated liquidity requirements;

"GAAP" means United States generally accepted accounting principles;

"German Takeover Act" has the meaning given to it in Clause 2.1.3;

"German Takeover Regulation" has the meaning given to it in Clause 2.1.3;

"Goldman Sachs" has the meaning given to it in Clause 3.3.2;

"Governance Resolutions" has the meaning given to it in Clause 6.2.1;

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"Governmental Authority" means any federal, state, local, foreign or supranational government, any court, administrative, regulatory, taxing or other governmental agency, commission or authority, any non-governmental self-regulatory agency, commission or authority or any arbitral body, U.S. or non-U.S., including Bafin and the SEC, and further including any government or political subdivision thereof;

"Group" means the Company and its Subsidiaries and "Group Company" means any one of them;

"Independent Expert" means an independent expert from (i) Deloitte Deutschland GmbH, or (ii) if Deloitte Deutschland GmbH is conflicted or not willing to accept the engagement, Mazars GmbH & Co. KG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, or (iii) if Mazars GmbH & Co. KG Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft is conflicted or not willing to accept the engagement, BDO AG Wirtschaftsprüfungsgesellschaft, or (iv) if BDO AG Wirtschaftsprüfungsgesellschaft is conflicted or not willing to accept the engagement, ValueTrust Financial Advisors SE, or (v) if ValueTrust Financial Advisors SE is conflicted or not willing to accept the engagement, another expert mutually selected by the Company and the Buyer, or (vi) in case the Parties cannot mutually agree within two (2) Business Days, an international audit firm selected by the Institute of  Chartered Accountants (Institut der Wirtschaftsprüfer, Düsseldorf) upon request of either Party;

"Independent Members" has the meaning given to it in Clause 7.2.1(d);

"Interim Bridge Financing" has the meaning given to it in Clause 4.5 (Interim Bridge Facility Documentation);

"Interim Bridge Financing Documentation" has the meaning given to it in Clause 4.5 (Interim Bridge Facility Documentation);

"Interim Period" has the meaning given to it in Clause 13.1.1;

"Intervening Event" means an event, development or change in circumstances occurring or arising after the date of this Agreement that was not known to or reasonably foreseeable by the Boards as of or prior to the date of this Agreement and that become known to the Boards after the date hereof (or, if known to the Boards as of the date hereof, the consequences of which were not known or reasonably foreseeable to the Boards as of the date hereof), that has not arisen as a proximate result of any actions taken by the Company in breach of this Agreement; provided, that in no event shall any of the following constitute an Intervening Event (i) any Alternative Proposal, or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Alternative Proposal or any consequence thereof, (ii) any change in the trading price or trading volume of the Company Shares, (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event) or (iii) the fact that the Company meets or

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fails to meet or exceeds any internal or published budgets, projections, forecasts, predictions or estimates of financial performance for any period (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an Intervening Event);

"Investment Screening Authority" has the meaning given to it in Schedule 16 (Regulatory);

"Investment Screening Filings" means all obligatory notifications, filings, registrations and applications (and similar actions) with the Investment Screening Authorities in connection with the Transactions;

"Joint Announcement" has the meaning given to it in Clause 2.4.3;

"Law" means any international, national, federal, state, provincial or local law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, writ, franchise, variance, exemption, approval, license or permit;

"Liquidation" has the meaning given to it in Clause 8.3.5(a);

"Liquidation Distribution" has the meaning given to it in Clause 8.3.5(a);

"Liquidator" has the meaning given to it in Clause 6.2.1(a)(ii);

"Long Stop Date" means the date which is fifteen (15) months after the date hereof;

"Losses" has the meaning given to it in Clause 8.3.8;

"Managing Board" has the meaning given to it in consideration (H);

"MAR" has the meaning given to it in Clause 2.1.3;

"Material Agreement" means any agreements existing as of the date hereof which fall under any of the following categories:

(a)	material joint venture or partnership agreements with a value in excess of EUR 50,000,000 (in words: Euro fifty million),

(b)	agreements which impose any non-compete or exclusivity restrictions on the Group that would prevent or substantially limit the Group's ability to conduct the Group's business post Settlement (other than customary exclusivity provisions in agency and other distribution agreements in the ordinary course);

(c)	agreements which provide for material restrictions on any Group Company of the freedom to operate in, or do business of the Group or

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expand the business of the Group into, certain product markets or geographical markets or contain exclusivity provisions restricting any Group Company other than customary (in terms of scope and duration) exclusivity obligations under sales agent or other distribution agreements entered into in the ordinary course of business; or

(d)	sales agent, independent dealer, distributor or other distribution agreements under which a Group company acts as principal with an annual volume exceeding EUR 50,000,000 (in words: Euro fifty million) in the individual case;

"Material Breach" has the meaning given to it in Clause 5.1.1(g):

"Merger Filings" means all obligatory notifications, filings and applications with the Competition Authorities in connection with the Transactions;

"Minority Shareholders" has the meaning given to it in Clause 8.3.8;

"Moelis" has the meaning given to it in Clause 3.3.1;

"NewCo" has the meaning given to it in Clause 8.3.2;

"Non-Financial Covenants" has the meaning given to it in Clause 10.1.1;

"Non-Financial Covenants Period" has the meaning given to it in Clause 11.1.1;

"NYSE" has the meaning given to it in consideration (A);

"Offer" has the meaning given to it in consideration (F);

"Offer Announcement" has the meaning given to it in Clause 2.4.1;

"Offer Conditions" has the meaning given to it in Clause 5.1 (Offer Conditions);

"Offer Consideration" has the meaning given to it in Clause 2.2.1;

"Offer Documents" has the meaning given to it in Clause 2.6.3;

"Offeror" has the meaning given to it in consideration (2);

"Order" means any order, ruling, decision, judgment, writ, injunction, decree, award or other determination by any Governmental Authority;

"Outstanding Capital" means the Company's issued share capital (geplaatst kapitaal) reduced with any Company Shares held by the Company or any of its Group companies, provided that in respect of Clause 5.1.1(a), the Company's issued share capital is deemed

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to include such number of Company Shares as needs to be issued in respect of any Convertible Notes which have been submitted for conversion by the holders of such Convertible Notes prior to the End of the Acceptance Period;

"Outstanding Capital Cap" means the sum of (i) the Company's actually issued share capital (geplaatst kapitaal) reduced by any Company Shares held by the Company or any of its Group companies plus (ii) the number of Company Shares reasonably expected to be required to be issued until the end of the additional acceptance period of the Takeover Offer in respect of the Group`s management and employee incentive plans plus (iii) such number of Company Shares which are reasonably expected to be required to be issued in respect of any Convertible Notes convertible until the end of the additional acceptance period of the Takeover Offer (“Net Shares”), assuming that all holders of such Convertible Notes submit their respective Convertible Notes for contingent conversion prior to the End of the Acceptance Period and as determined in consultation with the calculation agent appointed under the Convertible Notes reasonably in advance of but not more than twenty (20) Business Days prior to the expected date of the publication of the Offer Document applying the Relevant EUR/USD Exchange Rate;

"Party" and "Parties" has the meaning set out in the beginning of this Agreement;

"Portfolio Company" means any operative company owned or managed by funds managed or advised by (or whose general partners are advised by) EQT or any issuer of any Equity Commitment Letter or any Person directly or indirectly controlled by EQT or any issuer of any Equity Commitment Letter, excluding as from Settlement the Group;

"Post-Closing Measures" has the meaning given to it in Clause 8.4.1;

"Post-Closing Restructuring Decision" has the meaning given to it in Clause 6.3;

"Post-Closing Restructuring Measure" has the meaning given to it in Clause 8.3.2;

"Potential Superior Proposal" has the meaning given to it in Clause 16.1 (Potential Superior Proposal);

"Premium Cap" has the meaning given to it in Clause 9.2.1;

"Primary Debt Sources" has the meaning given to it in the definition "Debt Financing Sources";

"Prior SEC Relief" has the meaning given to it in Clause 2.10 (SEC Exemptions and Relief);

"Reasoned Position Statement" has the meaning given to it in Clause 2.7.1;

"Regulatory Clearances" means each of the Offer Conditions in Clause 5.1.1(d) and 5.1.1(e) having been fulfilled or waived in accordance with this Agreement;

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"Regulatory Conditions" has the meaning given to it in Clause 2.8.2;

“Relevant EUR/USD Exchange Rate” means the actual EUR/USD Exchange Rate at the last Business Day prior to the determination of the number of Net Shares as adjusted to provide for a reasonable safety margin for the further exchange rate increase of the USD until the End of the Acceptance Period, such safety margin to be agreed in good faith between the Parties based on reasonable advice of the Parties’ respective financial advisors and not to exceed fifteen percent (15%);

"Relevant Persons" has the meaning given to it in Clause 15.1.2;

"Representatives" means, when used with respect to any Person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers or other financial advisors, agents and other representatives of such Person and/or its Affiliates;

"Resolutions" has the meaning given to it in Clause 6.2.1;

"Reverse Termination Payment" has the meaning given to it in Clause 18.2 (Reverse Termination Payment);

"Schedule 14D-9" has the meaning given to it in Clause 2.7.2;

"Schedule TO" has the meaning given to it in Clause  2.6.3;

"Schuldschein Loans" means the 2017 Schuldschein and the 2022 Schuldschein;

"SEC" has the meaning given to it in Clause 2.6.3;

"SEC Relief" has the meaning given to it in Clause 2.10;

"Securities Act" has the meaning given to it in Clause 2.1.3;

"Settlement" has the meaning given to it in Clause 2.8.4;

"Settlement Amounts" has the meaning given to it in Clause 4.1.1;

"Settlement Date" has the meaning given to it in Clause 2.8.4;

"Share Sale" has the meaning given to it in Clause 8.3.5;

"Share Sale Agreement" has the meaning given to it in Clause 8.3.5;

"Shareholder Identifications" has the meaning given to it in Clause 6.4 (Shareholder Identification);

"Stock Agreement" means any notice and agreement issued pursuant to a Company Equity Plan with respect to a Company Equity Award;

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"Statutory Squeeze-Out Consideration" has the meaning given to it in Clause 8.2 (Statutory Squeeze-Out Proceedings);

"Statutory Squeeze-Out Proceedings" has the meaning given to it in Clause 8.2 (Statutory Squeeze-Out Proceedings);

"Statutory Squeeze-Out Threshold" has the meaning given to it in Clause 8.2 (Statutory Squeeze-Out Proceedings);

"Subsequent Notice" has the meaning given to it in Clause 16.2(d);

"Subsidiary" means, with respect to any Person, any entity (including a subsidiary (dochtermaatschappij) within the meaning of Section 2:24a of the DCC), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries, but excluding in the case of EQT, EQT XI, the Buyer or any issuer of any Equity Commitment Letter any indirectly or directly controlled Portfolio Companies;

"Substantial Detriment" has the meaning given to it in Schedule 16 (Regulatory);

"Superior Proposal" means a bona fide unsolicited written Alternative Proposal (substituting the term "fifty percent (50%)" for the term "twenty percent (20%)" in the definition of Alternative Proposal), that is binding on the relevant third party (subject only to the valid termination of this Agreement), did not result from or in a breach of Clause 15 (Exclusivity) or Clause 16 (Superior Proposal) and that the Boards have determined in good faith (after consultation with their outside legal counsel and financial advisors), taking into account all legal, financial, regulatory, financing, certainty, timing and other relevant aspects of such Alternative Proposal and the Person making such Alternative Proposal (and taking into account any amendment or modification to this Agreement proposed by the Buyer):

(a)	is more favourable to the Company and its shareholders, employees and other stakeholders than the Transactions, explicitly taking into account (i) the transaction structure, (ii) the certainty of execution and (iii) the strategic rationale, in each case, of the Transactions compared to the Alternative Proposal;

(b)	is reasonably likely to be consummated on the terms proposed;

(c)	has a value of the consideration offered per Company Share (whether in cash, securities or a combination thereof) that exceeds the Offer Consideration (as increased in accordance with the Exchange Act or German Takeover Act (as applicable), but excluding, for the avoidance of doubt, any increase pursuant to any revised term proposed by the Buyer in response to a Superior Proposal), by

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at least four percent (4%), the calculation to be made on the basis of the net proceeds (before any applicable Taxes) to be distributed to the shareholders of the Company resulting from such a transaction calculated on a per Company Share basis; and

(d)	to the extent third party financing is required, such financing is then fully committed with available certain funds evidenced by fully enforceable and binding financing commitments from a financial institution of internationally recognized reputation;

"Supervisory Board" has the meaning given to it in consideration (H);

"Tail Period" has the meaning given to it in Clause 9.2.1;

"Tax" or "Taxes" means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, tariffs, contributions, rates and levies (including social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction or otherwise) and in respect of any Person as well as all interest, fines, additions and penalties relating thereto (and including any transferee or successor liability in respect of any and all of the above);

"Tax Audit" means any audit, investigation, visit, inspection, assessment, discovery, access order, or other proceedings from any Tax Authority with respect to any Tax matter of the Company or the Buyer, as applicable, or any of its Subsidiaries;

"Tax Authority" means any Governmental Authority competent to impose any liability in respect of Tax or responsible for the administration, collection or enforcement of any applicable Law in relation to Taxation;

"Tax Return" means any report, return, document, declaration or other information or filing filed or required to be filed with or supplied to any Governmental Authority with respect to Taxes and any attachment or schedule thereto, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any amendment or supplement to any of the foregoing;

"Tendered Shares" has the meaning given to it in Clause 5.1.1(a);

"Tender Offer Document" has the meaning given to it in Clause 2.5.2;

"Tender Offer Publication" has the meaning given to it in Clause 2.6.2;

"Terminating Party" has the meaning given to it in Clause 17.1(b);

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"Transaction Payment" means a cash payment due to an employee or other Company Service Provider of the Group at the Settlement in accordance with and subject to the terms of an applicable employment agreement, management agreement, consultancy agreement, side letter or other agreement or arrangement, which such cash payments and the names of the employees and Company Service Providers of the Group to which they relate are set forth on Schedule 10 ( Transaction Payments);

"Transactions" has the meaning given to it in consideration (F);

"Treasury Shares" has the meaning given to it in consideration (B);

"VAT" means within the European Union such Tax as may be levied in accordance with (but subject to derogations from) Directive 2006/112/EC, and outside the European Union any Tax levied by reference to added value, sales or consumption;

"VDR" means the virtual data room set up by the Company together with its advisers hosted by Datasite together with the contents included in such data room on the date prior to the date of this Agreement; a copy of the index of the VDR as of 20 October 2026 is attached hereto as Schedule 14 (VDR Index);

"Wft" has the meaning given to it in Clause 2.1.3;

"Willful Breach" means any knowing, intended or intentional breach on the part of any Party; and

"Working Day" means, pursuant to the German Takeover Act, any day which is not a Sunday or a federal public holiday in Germany.

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